ANNUAL REPORT
JUNE 30, 1996

Municipal Money Market Fund
Intermediate Municipals Fund
Managed Municipals Fund
High-Yield Municipals Fund

Photographic image of man and woman hugging.

Graphic: Stein Roe Logo
Stein Roe Mutual Funds

Building Wealth for Generations (SM)

Contents

From the President................................................   1
   Tim Armour's thoughts on the markets and investing

Performance.......................................................   4
   How the Stein Roe tax-exempt bond funds have done over time

Q&A
Municipal Money Market Fund.......................................   8
Intermediate Municipals Fund .....................................   11
Managed Municipals Fund ..........................................   15
High-Yield Municipals Fund .......................................   17
   Interviews with the portfolio managers and a summary of major shifts in the Funds' investments over the past 12 months

Investments.......................................................   24
   A complete list of each Fund's investments with market values

Financial Statements..............................................   48
   Balance sheets, statements of operations, and changes in net assets

Notes to Financial Statements.....................................   58

Financial Highlights..............................................   64
   Selected per-share data

Report of Independent Auditors....................................   72

General Information...............................................   74
   A guide to products and services

From the President

TO OUR SHAREHOLDERS
We are pleased to present this annual report for the Stein Roe tax-exempt bond funds -- Stein Roe Municipal Money Market Fund, Stein Roe Intermediate Municipals Fund, Stein Roe Managed Municipals Fund, and Stein Roe High-Yield Municipals Fund.

CHANGING WINDS
   After more than a year of monetary tightening that successfully slowed economic growth and inhibited inflation, the Federal Reserve embarked on a new interest rate strategy early in the Funds' fiscal year. Spurred by slowing government spending, declining auto sales, and fewer housing starts, the Federal Reserve began to trim the benchmark federal funds rate target, reducing it from 6.00 percent to 5.75 percent in July 1995, then to 5.50 percent in December 1995, and finally to 5.25 percent in January 1996. The bond market rallied.
   But the celebration was shortlived. As Washington failed to reach a balanced budget agreement and currency speculators played U.S. and Japanese interest rates against each other, the bond market weakened. Bond investors seemed willing to brush off these events, however, as two government shutdowns delayed key economic reports and hinted at continued economic sluggishness and further rate cuts. In early March, however, an astonishing payroll report put the number of jobs created at the highest level since January 1995. This data suggested far stronger economic growth than anyone had anticipated, which in turn implied a possible spike in inflation -- the bane of bondholders. As a result, many believed the Federal Reserve would have to raise short-term interest rates to keep inflation under control. The bond markets plummeted. In fact, the selloff was so sharp that it prompted comparisons to 1994, when a sudden change in market sentiment regarding interest rates contributed to one of the worst bear bond markets in history.

PHOTOGRAPHIC IMAGE OF TIM ARMOUR.

GOOD NEWS
The bond market ended an otherwise dismal first half of 1996 on a positive note, however. The yield on the benchmark 30-year Treasury bond, which had reached a mid-June peak of 7.2 percent, eased by month's end, indicating the bond market finally may have brushed off the rever berations of stronger-than-expected economic reports -- at least for the time being. This was particularly good news for bond investors since, before this turn around, June figured to be the fifth consecutive losing month for bonds in terms of total return. Previously, even in bear bond markets, stretches of four losing months had invariably been followed by a rebound of at least one or two months.
   The fixed income markets remain volatile, however. And although the bond market has, in effect, tightened monetary policy already, without the Federal Reserve having to raise a hand -- or interest rates -- the possibility of a rate hike remains. That's because the economy appears to be growing at a fairly robust pace, with economic growth expected to top 3.5 percent for the second quarter. At the same time, unemploy ment continues to hover at near-record lows. But while recent economic reports increase the chance of a rate hike, they in no way guarantee one. While we believe it's possible that the Federal Reserve might raise interest rates a quarter to a half percentage point at its next meeting, we think economic growth will slow later in the year of its own accord, preventing the need for any further rate increases. So while some volatility may continue in the near term, we believe the bond market should stabilize by year-end 1996. In fact, we believe bonds represent an attractive investment right now. Because stocks generally tend to be considered riskier than bonds, the stock market's rate of return, as measured by the S&P 500, is usually about 2.5 percentage points above the yield of the 10-year Treasury bond. Lately, however, the spread has closed to less than 1.5 points, which is narrower than at any time since the summer of 1987. Historically, whenever the stock market has moved into this territory, it usually has foreshadowed either a market correction or an extended period of relatively flat performance. Consequently, we think bonds could be a safe refuge in the months ahead.

THE BASICS
   While past performance is no guarantee of future results, and no one can predict what might happen to bond funds or the markets in the future, we believe investors must understand the factors that move the markets, not just to profit from them, but to gain the patience to ride out short-term volatility in their investments. As always, no matter what direction you think the economy is heading, it is important to remember the basics. Think long term and re-evaluate your investment portfolio from time to time to make sure it continues to match your goals, risk tolerance and time horizon. And try to follow a regular investment plan. By investing a certain amount of money each month or each quarter, you can take advantage of dollar-cost averaging. Of course, not everyone is in a position to follow a regular investment plan. And it neither ensures a profit nor protects against a loss in a declining market. This simple strategy, however, can help to turn market volatility to your advantage.
   Please call us at 800-338-2550 with your comments and suggestions. As always, we look forward to serving your investment needs.

   Sincerely,

   Timothy K. Armour
   President
   July 25, 1996

Fund Performance

There are several ways to evaluate a fund's historical performance. You can look at the cumulative return percentage, the average annual return percentage, or the growth of a hypothetical $10,000 investment. Each performance figure includes changes in a fund's share price, plus reinvestment of any dividends (net investment income) and capital gains (the profits the fund earns when it sells fixed income securities that have grown in value).

                         AVERAGE ANNUAL TOTAL RETURNS
                          Periods ended June 30, 1996
                                           PAST 1    PAST 3    PAST 5     PAST 10
                                            YEAR      YEARS     YEARS      YEARS
MUNICIPAL MONEY MARKET FUND                 3.13%     2.68%      2.65%     3.73%
INTERMEDIATE MUNICIPALS FUND                5.47      4.38       6.83      6.81
Lehman 10-Year
  Municipal Bond Index                      6.39      5.33       7.93      8.27
Lehman 7-Year
  Municipal Bond Index                      5.54      4.99       7.28       --
MANAGED MUNICIPALS FUND                     6.24      4.30       7.08      7.82
HIGH-YIELD MUNICIPALS FUND                  6.83      5.40       6.61      7.87
Lehman Municipal Bond Index                 6.64      5.14       7.78      8.21

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL SHARES. The Lehman 10-Year Municipal Bond Index, the Lehman 7-Year Municipal Bond Index and the Lehman Municipal Bond Index are unmanaged groups of fixed income securities that differ from the composition of each Stein Roe fund; they are not available for direct investment. Total return performance includes changes in share price and reinvestment of income and capital gains distributions.

Investment Comparison
COMPARISON of change in value of a $10,000 investment for the years ended June
30.

GRAPH:
YEAR ENDED     INTERMEDIATE        LEHMAN 10-YEAR MUNICIPAL
               MUNICIPALS FUND     BOND INDEX
1986           10000               10000
1987           10645               11025
1988           11242               11787
1989           12012               12920
1990           12835               13839
1991           13885               15118
1992           15317               16830
1993           16990               18948
1994           17187               19135
1995           18320               20814
1996           19320               22143

GRAPH:
YEAR ENDED     MANAGED MUNICIPALS  LEHMAN MUNICIPAL
               FUND                BOND INDEX
1986           10000               10000
1987           10766               10863
1988           11578               11668
1989           13047               12998
1990           13849               13883
1991           15084               15134
1992           16887               16915
1993           18709               18938
1994           18655               18970
1995           19983               20643
1996           21231               22014

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL SHARES. These graphs compare the performance of Stein Roe's Funds to the Lehman 10-Year Municipal Bond Index and the Lehman Municipal Bond Index, each an unmanaged group of fixed income securities that differs from the composition of each Stein Roe Fund; they are not available for direct investment. Total return performance includes changes in share price and reinvestment of income and capital gains distributions.

Investment Comparison CONTINUED

GRAPH
YEAR ENDED     HIGH YIELD          LEHMAN MUNICIPAL
               MUNICIPALS FUND     BOND INDEX
1986           10000               10000
1987           10706               10863
1988           11633               11668
1989           13237               12998
1990           14242               13883
1991           15494               15134
1992           16890               16915
1993           18221               18938
1994           18394               18970
1995           19965               20643
1996           21332               22014

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND
INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL SHARES. The Lehman Municipal Bond Index is an unmanaged group of fixed income securities that differs from the composition of each Stein Roe fund; it is not available for direct investment. Total return performance includes changes in share price and reinvestment of income and capital gains distributions.

Investment Comparison CONTINUED

                        MAKING THE MOST OF PERFORMANCE

     The wide assortment of performance data available today can be a mixed blessing. On one hand, a fund's performance results can be a valuable source of information when considering an investment. On the other hand, even seasoned investors may find the wide array of data and the different methods of interpretation confusing.

     That's why one of the most important pieces of advice we can give you is to remember that a fund's past performance is just that -- past. While a fund's past performance is not a guarantee of how it will perform in the future, it can help you make rational decisions about the funds you currently hold or about funds you might be considering. Owning bond funds helps to provide diversification, and, as a result, can help to reduce a portfolio's risks. And because bond funds have an income component, bond portfolio returns tend to be less volatile than stock funds. Nonetheless, bond fund returns and share prices will fluctuate as interest rates change. The price and total return of a mutual fund will change daily and if you sell your shares during a down turn in the market, you might lose money. But, if you can ride out the market's ups and downs, your fund might achieve a gain.

     No one can make your financial decisions better than you. We hope this report helps you to better understand and evaluate your fund's performance, and serves as a helpful aid in making intelligent, appropriate investment decisions. If you have any questions, please call a Stein Roe account representative at 800-338-2550.

Q&A

AN INTERVIEW WITH VERONICA WALLACE,
PORTFOLIO MANAGER OF SR&F MUNICIPAL MONEY MARKET PORTFOLIO

PHOTOGRAPHIC IMAGE OF VERONICA WALLACE.

                       MUNICIPAL MONEY MARKET FUND DATA

   INVESTMENT OBJECTIVE:
   Seeks maximum current tax-free income consistent with safety of capital and maintenance of liquidity by investing principally in a diversified portfolio of short-term municipal securities.

   FUND INCEPTION:
   March 15, 1983

   TOTAL NET ASSETS:
   $120.4 million

Q: HOW DID THE FUND PERFORM?
A: With a 3.13 percent return for the year ended June 30, the Fund outpaced the 3.10 percent median return of its Lipper tax-exempt money market fund peer group. The Fund's seven-day current tax-exempt yield was 2.89 percent at June 30, 1996 -- that's a tax-equivalent yield of 4.76 percent.

Q: WHAT AFFECTED PERFORMANCE?
A: Our performance has been boosted in the last six months by a substantial weighting in variable rate notes. As of June 30, these repre sented nearly 60 percent of the Fund's total net assets. Because their rates are free to move with interest rates, variable rate notes tend to do well in the kind of rising rate environment we've recently been experiencing.

Q: DURING THE FIRST SEVEN MONTHS OF THE FUND'S FISCAL YEAR, THE FEDERAL RESERVE EASED RATES THREE TIMES -- IN JULY AND DECEMBER 1995 AND AGAIN IN JANUARY 1996. NOW, SOME INVESTORS THINK CURRENT INFLATION DATA MERIT A REVERSAL OF MONETARY POLICY. WHAT ARE THE MOST RECENT INDICATIONS?
A: Certainly strong employment numbers and other economic indicators have raised questions among investors and contributed to choppiness in the markets recently. And while inflation remains rela tively low, the market is convinced that the Federal Reserve will tighten in the third quarter and it already has factored about a half-point into current rates.
   Yet the data have been too mixed to say with any degree of certainty that inflation is on the rise. Our economists continue to believe that inflation will remain subdued, that growth will slow to a more sustainable level by December 1996, and that interest rates, while rising in the near term, most likely will drift down again by year-end 1996.
   Recent data seem to help confirm our view. The fears of an economic boom that roiled the bond markets in June seem to have calmed for the time being. Long-term Treasury bond yields, for example, have fallen recently.

Q: HOW IS THIS AFFECTING YOUR STRATEGY FOR THE FUND?
A: Throughout the most recent quarter, stronger-than-expected economic reports led us to believe the Federal Reserve might make a tightening move. As a result, we maintained a neutral position, a move that we believed would allow us to respond quickly to changes in interest rates. Accordingly, we allowed attrition to take the Fund's average maturity as low as 40 days during the quarter.
   We did, however, take advantage of the annual note issuance -- which occurs in the last two weeks of June -- to purchase notes. This raised the Fund's average maturity to 53 days on June 30.

Q: LOOKING AHEAD, WHAT'S YOUR OUTLOOK FOR THE FUND?
A: Despite evidence that economic growth remained strong, the Federal Reserve did not tighten rates at its July meeting. We think the Federal Reserve could still make a tightening move this summer, however, and we've adopted a wait-and-see attitude for the time being. We are keeping a majority of the portfolio in weeklies and dailies -- with very little expo sure to securities longer than 90 days. The Fund currently is in a short, but relatively neutral, position. We think this will allow us to respond quickly to further interest rate moves.

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR A LOSS WHEN YOU SELL SHARES. Portfolio holdings as of June 30, 1996; portfolio data subject to change. Total return performance includes changes in share price and reinvestment of income and capital gains distributions. Tax-equivalent yield is shown in the
39.6 percent tax bracket, which applies to investors with incomes higher than $263,750 per year. Tax-free income is exempt from federal taxes, but may be subject to state and local taxes and federal alternative minimum tax. The Adviser currently limits expenses to 0.70 percent of average net assets, subject to termination upon 30 days' notice. Absent past limits, the seven-day current tax-free and tax-equivalent yields at June 30, 1996, would have been
2.81 percent and 4.68 percent, respectively, and total return would have been less. An investment in the Fund is neither insured nor guaranteed by the U.S. government, and there is no assurance that the Fund will be able to maintain its stable net asset value of $1 per share. According to Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, the median returns for the Fund's tax-exempt money market fund peer group for the one-, five- and 10-year periods ended June 30, 1996, were 3.10 percent, 2.71 percent and 3.81 percent, respectively.

Portfolio Highlights
                       Municipal Money Market Portfolio
                           SECURITIES TYPE BREAKDOWN

                                                 PORTFOLIO           PORTFOLIO
                                               JUNE 30, 1995       JUNE 30, 1996
General Obligation                                     2.4%                7.9%
Revenue:
  Industrial                                          25.8                17.6
  Utility                                             25.2                16.3
  Other Revenue                                       12.4                13.5
  Housing                                              5.3                 8.7
  Steel/Metal                                         --                   6.6
  Hospital                                             5.8                 5.6
  Airport/Port                                        --                   2.6
  Student Loan                                        --                   2.1
  Waste Disposal                                       4.5                 1.6
  Oil                                                  8.8                 1.6
  Education                                            6.5                --
  Electric                                             1.0                --
  Toll                                                 1.3                --
Escrowed                                               1.0                 0.7
Other                                                 --                  15.2
- ------------------------------------------------------------------------------
Total                                                 100%                100%

                                   MATURITY
PIE CHART:
As of June 30, 1996                        As of June 30, 1996
180-375 Days 7.6%                          180-375 Days 10.4%
90-179 Days 7.0%                           90-179 Days 5.4%%
60-89 Days 11.6%                           60-89 Days 4.4%%
30-59 Days 8.2%                            30-59 Days 12.7%%
0-29 Days 65.6%                            0-29 Days 67.1%

Q&A
AN INTERVIEW WITH JOANNE COSTOPOULOS,
PORTFOLIO MANAGER OF INTERMEDIATE MUNICIPALS FUND

Photographic image of Joanne Costopoulos.

                       INTERMEDIATE MUNICIPALS FUND DATA
   INVESTMENT OBJECTIVE:
   Seeks high current yield exempt from federal income tax, con sistent with capital preservation, through investments primarily in the three highest grades of intermediate-term municipal securities. The dollar-weighted average maturity of the Fund's portfolio is between three and 10 years.

   FUND INCEPTION:
   October 9, 1985

   TOTAL NET ASSETS:
   $204.7 million

Q: HOW DID THE FUND PERFORM?
A: For the year ended June 30, 1996, we posted a total return of 5.47 percent, which compares favorably to the 4.80 percent median return of our Lipper intermediate municipal debt fund peer group. The Fund's 30-day standardized yield at June 30, 1996, was 4.68 percent -- that's a tax-equivalent yield of
7.74 percent.
   We lagged the 6.39 percent return of the Lehman 10-Year Municipal Bond Index, primarily because the Fund seeks to main tain a higher-quality portfolio, shorter maturity, and shorter duration than the Index. Because Intermediate Municipals Fund's average maturity tends to center around eight years, we think it may be useful to compare the Fund to an index that measures performance for a similar maturity profile, such as the Lehman 7-Year Municipal Bond Index. Intermediate Municipals' one-year performance more nearly approximated the 5.54 percent return of the 7-Year Municipal Bond Index.

Q: WHAT CAUSED THE FUND'S FAVORABLE PERFORMANCE THIS YEAR?
A: We've done well with our holdings of revenue bonds, particularly water and sewer bonds. These are often called "essential purpose" revenue bonds -- meaning that people will always need water and sewer services, regardless of how slowly the economy is growing. As a result, these bonds tend to offer a chance for more relative stability in a bear bond market, such as we're now experiencing.
   The Fund also benefited from the structure of the individual securities it held. We have been avoiding lower-coupon bonds in the intermediate part of the curve since the inception of market discount legislation. In an environment of rising interest rates, bonds that are trading at a discount to their face value are subject to ordinary income tax and therefore trade on an after-tax basis. A buyer of this type of structure would pay ordinary income tax, while a seller would be giving up more since the bonds trade on an after-tax yield. To help avoid passing on taxable income to our share holders, and to help avoid the downside associated with this structure, we have been investing in higher-coupon, or "premium" bonds.

Q: WHAT OTHER FACTORS HAVE AFFECTED PERFORMANCE?
A: A number of events combined to roil the municipal bond markets throughout the year, including tax reform discussions during the Republican primaries, a breakdown in federal budget talks during the winter, and, more recently, uncertainty about the direction of interest rates and reports of stronger-than-expected economic growth. As a result, we've experienced a great deal of volatility during the year.
   I think we've done a good job of managing our duration in response to changes in the yield curve. Weighted average adjusted duration is an expression of a bond mutual fund's sensitivity to interest rates. If a bond has a duration of five and interest rates fall by 1 percent, for example, the bond's price should rise by approximately 5 percent. As a portfolio manager, I lengthen or shorten the Fund's average duration based on where I think interest rates are going. As of June 30, 1996, the Fund's duration was 5.9, and it had been as high as 6.3 during the year.

Q: HOW ARE YOU POSITIONING THE FUND FOR THE CURRENT ENVIRONMENT?
A: The tax-exempt yield curve flattened recently; one-year to 10-year maturities gave up 15 basis points, while longer maturities gave up only five basis points. We've begun shifting assets from the 15-year range into the 10-year sector in an effort to help lower the portfolio's volatility without sacrificing yield.
   In addition, as city and state economies improve, we expect the general obligation sector to outperform the revenue sector. In keeping with this view, we recently shifted assets out of essential purpose revenue bonds into general obligation bonds to take advantage of favorable price movements.

Q: WHAT ARE YOUR EXPECTATIONS?
A: We see an even chance of a Federal Reserve tightening move in the near term. Still, as we've said, we think interest rates could peak in the near term and may even begin declining by year end. As a result, we think the Fund's slightly longer duration positions it well to take advantage of a lower-rate environment over the longer term.

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR A LOSS WHEN YOU SELL SHARES. Portfolio holdings as of June 30, 1996; portfolio data subject to change. Total return performance includes changes in share price and reinvestment of income and capital gains distributions. Tax-equivalent yield is shown in the
39.6 percent tax bracket, which applies to investors with incomes higher than $263,750 per year. Tax-free income is exempt from federal taxes, but may be subject to state and local taxes and federal alternative minimum tax. Capital gains are subject to federal, state and local taxes. The Adviser currently limits expenses to 0.70 percent of average net assets, subject to termination upon 30 days' notice to the Fund. Absent past limits, the 30-day standardized tax-free and tax-equivalent yields at June 30, 1996, would have been 4.53 percent and 7.59 percent, respectively, and total return would have been less. The Lehman 10-Year Municipal Bond Index and the Lehman 7-Year Municipal Bond Index are unmanaged groups of intermediate-term municipal bonds that differ from the Fund; they are not available for direct investment. According to Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, the median returns for the Fund's intermediate municipal fund peer group for the one-, five- and 10-year periods ended June 30, 1996, were
4.80 percent, 6.43 percent and 6.83 percent, respectively.

Fund Highlights
                         Intermediate Municipals Fund
                           SECURITIES TYPE BREAKDOWN

                                                 PORTFOLIO           PORTFOLIO
                                               JUNE 30, 1995       JUNE 30, 1996
General Obligation                                    30.9%               27.2%
Revenue:
  Water & Sewer                                       16.5                13.6
  Other Revenue                                       12.1                13.3
  Electric                                             5.4                 8.0
  Hospital                                             5.9                 6.6
  Airport                                              6.3                 5.6
  Solid Waste                                         --                   4.1
  Toll                                                 5.5                 4.4
  Student Loan                                         4.5                 2.9
Escrowed                                               9.1                 7.0
Pollution Control                                      3.8                 7.3
- ------------------------------------------------------------------------------
Total                                                 100%                100%

                                   MATURITY

PIE CHART:
As of June 30, 1995                         As of June 30, 1996
LESS THAN 1 YEAR (2.1%)                     LESS THAN 1 YEAR (5.8%)
1-5 YEARS (15.8%)                           1-5 YEARS (13.2%)
5-10 YEARS (48.6%)                          5-10 YEARS (50.0%)
10-15 YEARS (20.8%)                         10-15 YEARS (17.6%)
OVER 15 YEARS (12.7%)                       OVER 15 YEARS (13.4%)

                               PORTFOLIO QUALITY
PIE CHART:
As of June 30, 1995                         As of June 30, 1996
A (18.7%)                                   A(16.2%)
AA (21.9%)                                  AA (13.6%)
AAA (58.6%)                                 AAA (63.9%)
BBB (0.8%)                                  BBB (6.3%)

Q&A
AN INTERVIEW WITH JANE MCCART, PORTFOLIO MANAGER OF
MANAGED MUNICIPALS FUND AND HIGH-YIELD MUNICIPALS FUND

Photographic image of Jane McCart.

                         MANAGED MUNICIPALS FUND DATA

   INVESTMENT OBJECTIVE:
   Pursues high tax-free income consistent with capital preservation by investing in a quality-conscious portfolio of long-term municipal securities.

   FUND INCEPTION:
   February 23, 1977

   TOTAL NET ASSETS:
   $606.4 million

MANAGED MUNICIPALS FUND

Q: HOW DID THE FUND PERFORM?
A: With a 6.24 percent return for the year ended June 30, 1996, Managed Municipals Fund outstripped the 5.66 percent return of the Lipper general municipal debt fund peer group, but lagged the Lehman Municipal Bond Index return of 6.64 percent.
   As of June 30, the Fund's 30-day standardized yield was 5.24 percent -- that translates into a tax-equivalent yield of 8.68 percent.

Q: WHAT DROVE YOUR PERFORMANCE?
A: Performance against the peer group was boosted by our holdings of noncallable bonds, which continued to perform solidly throughout the year. More recently, we also benefited from our higher weightings in housing and hospital issues, the strongest performers of the last few months.

Q: WHY ARE YOU CONTINUING TO FOCUS ON NONCALLABLE BONDS?
A: We've been emphasizing noncall able bonds for the last three years since we determined that these bonds offered an opportunity for appreciation unmatched in other structures. Unlike callable bonds, noncallable bonds cannot be called out of the market, and their price movement is not obstructed by call features. As a result, the price of a noncallable bond is not hindered from moving upward in a strong market. Noncallable bonds have continued to reward our investment.
   Still, inflows into municipal funds currently are at record lows. Because we prefer to hold on to our noncallable bonds -- which totaled 42 percent of total net assets on June 30 -- our ability to take advantage of buying opportunities has been limited. This, coupled with the fact that roughly 50 percent of bonds coming to the market are insured --and, as such, are issued at lower yields and higher ratings -- has made capturing additional yield in the portfolio more difficult in recent months.

Q: IN AN ENVIRONMENT WHERE MORE THAN HALF OF THE ISSUES COMING TO MARKET ARE INSURED, WHERE DO YOU FIND OPPORTUNITIES?
A: Insured bonds are dramatically reducing the opportunities for making credit plays -- investing in a credit in the belief that it will be upgraded, for example. We think it's still possible to capture yield by playing the yield curve and, if you're willing, by taking extreme positions. An extreme position might be over weighting in longer maturities, holding a great deal of cash, or investing in lower-rated, or high-yield, credits. We've already seen a lot of activity in lower-rated bonds. As the demand for yield takes on extra urgency, investors who would typically avoid high-yield bonds have been increasingly drawn into the high-yield market.

Q: HOW HAVE YOU CHANGED YOUR STRATEGY THIS YEAR?
A: In the last six months, we've become more concerned about the direction of interest rates. As a result, we took a more defensive position in the portfolio, shortening maturity modestly and varying our cash position from 4 percent to 6 percent during the most recent quarter.

Q: WHAT'S YOUR OUTLOOK?
A: While we continue to be concerned about growth, inflation and the possibility of rising interest rates in the near term, mixed data are clouding the economic picture. We expect to maintain a more defensive posture in the near term. And while rising rates are dampening supply, where possible we'll continue to take advantage of relative value oppor tunities as well as supply imbalances. We'll be looking for pockets of supply, particularly in specialty states such as New York, California and Connecticut.

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR A LOSS WHEN YOU SELL SHARES. Portfolio holdings as of June 30, 1996; portfolio data subject to change. Total return performance includes changes in share price and reinvestment of income and capital gains distributions. Tax-equivalent yield is shown in the
39.6 percent tax bracket, which applies to investors with incomes higher than $263,750 per year. Tax-free income is exempt from most federal taxes, but may be subject to state and local taxes and federal alternative minimum tax. Capital gains are subject to federal, state and local taxes. The Lehman Municipal Bond Index is an unmanaged group of municipal bonds that differs from the Fund; it is not available for direct investment. According to Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, the median returns for the Fund's general municipal debt fund peer group for the one-, five- and 10-year periods ended June 30, 1996, were 5.66 percent,
7.37 percent and 7.64 percent, respectively.

                        HIGH-YIELD MUNICIPALS FUND DATA

   INVESTMENT OBJECTIVE:
   Seeks a high level of tax-free income consistent with capital preservation by investing in longer-term municipal securities, principally of medium and lower quality.

   FUND INCEPTION:
   March 5, 1984

   TOTAL NET ASSETS:
   $283.0 million

HIGH-YIELD MUNICIPALS FUND

Q: HOW WAS THE FUND'S YEAR?
A: As of June 30, 1996, High-Yield Municipals Fund's one-year return was 6.83 percent, which outper formed both the Lehman Municipal Bond Index return of
6.64 percent and the 5.86 percent median return of the Fund's peer group, the Lipper high-yield municipal debt fund category.
   The Fund's 30-day standardized yield was 5.77 percent on June 30 --that's a tax-equivalent yield of 9.56 percent.

Q: OVERALL, THE FUND'S PERFORMANCE AGAINST BOTH THE INDEX AND PEER GROUP WAS STRONG. WHAT BOOSTED PER FORMANCE AND WHAT, IF ANYTHING, HELD YOU BACK?
A: During most of the fiscal year, high-yield bonds as a sector turned in a strong performance. With its focus in high-yield bonds, the Fund benefited accordingly. The lack of new-issue supply in high-yield bonds contributed to the high-yield sector's performance, as demand outstripped supply.
   Airlines have continued to post strong earnings, and our airline holdings fared well accordingly. Our toll road holdings, which are new construction projects, also registered strong performances as these projects have commenced and are within budget.
   An overweighting in high-coupon housing issues in the portfolio helped cushion the Fund from a rising-rate environment -- the income and price stability of these issues helped withstand the volatility we have seen in the fixed income markets.
   We saw some widening in credit spreads from our utility holdings as a result of uncertainty following the deregulation of the utility sector. Deregulation will affect both the municipal and public power sectors.
   Finally, our paper holdings did well in the beginning of the fiscal year, but lost some ground as paper prices have come down from their highs. While paper companies are doing relatively well, the earnings performance we saw in the beginning of the fiscal year has not been sustainable. We're watching closely as the paper companies attempt to keep costs in line and institute price increases.

Q: SO WHERE ARE YOU FINDING OPPORTUNITIES NOW?
A: With a continuing trend toward consolidation among hospitals, and increasing concerns about govern ment medical programs, we think our weaker health care holdings could suffer some deterioration in credit quality. As a result, we swapped these holdings for a continuing care facility -- an opportunity we've been scouting for some time. That's because the baby boomers started to turn 50 this year. As this enormous force in the market grows increas ingly gray, we think demand for quality continuing care will grow, too.

   We also recently purchased a co-generation plant, which uses waste products -- in this case, wood chips -- to make energy.

Q: WHAT ARE YOUR EXPECTATIONS FOR THE FUND?
A: With roughly 10 percent of total net assets held in bonds issued by cyclicals, and some expectations of slower growth ahead, we're keeping a close eye on credit quality. We'll monitor paper prices as well as hospital and airline trends for signs of weakness.

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR A LOSS WHEN YOU SELL SHARES. Portfolio holdings as of June 30, 1996; portfolio quality subject to change. Total return performance includes changes in share price and reinvestment of income and capital gains distributions. Taxable-equivalent yield is shown in the 39.6 percent tax bracket, which applies to investors with incomes higher than $263,750 per year. Tax-free income is exempt from federal taxes, but may be subject to state and local taxes and federal alternative minimum tax. Capital gains are subject to federal, state and local taxes. The Lehman Municipal Bond Index is an unmanaged group of municipal bonds that differs from the composition of the Fund; it is not available for direct investment. According to Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, the median returns for the Fund's high-yield municipal debt fund peer group for the one-, five- and ten-year periods ended June 30, 1996, were 5.86 percent, 7.31 percent and 7.65 percent, respectively.

Investing in high-yield bonds involves greater credit and other risks not associated with investing in higher-quality securities.

Fund Highlights
                            Managed Municipals Fund
                           SECURITIES TYPE BREAKDOWN

                                                 PORTFOLIO           PORTFOLIO
                                               JUNE 30, 1995       JUNE 30, 1996
General Obligation                                    18.3%               18.0%
Pollution Control                                     14.5                16.2
Escrowed                                              13.2                 9.0
Revenue:
  Housing                                             12.0                11.9
  Electric                                             8.6                10.1
  Water & Sewer                                        8.3                 6.3
  Toll                                                 6.8                 7.5
  Hospital                                             6.0                 6.0
  Airport                                              4.1                 3.3
  Student Loan                                         0.5                 2.9
  Other Revenue                                        7.7                 8.8
- ------------------------------------------------------------------------------
Total                                                 100%                100%

                                   MATURITY

PIE CHART:
As of June 30, 1995                         As of June 30, 1996
OVER 25 YEARS 20.5%                         OVER 25 YEARS 19.0%
20-25 YEARS 23.9%                           20-25 YEARS 17.4%
15-20 YEARS 26.0%                           15-20 YEARS 30.2%
10-15 YEARS 12.0%                           10-15 YEARS 17.5%
5-10 YEARS 3.7%                             5-10 YEARS 4.0%
1-5 YEARS 7.9%                              1-5 YEARS 8.0%
LESS THAN 1 YEAR 6.0%                       LESS THAN 1 YEAR 3.9%

                               PORTFOLIO QUALITY
PIE CHART:
As of June 30, 1995                         As of June 30, 1996
A (24.5%)                                   A (22.3%)
AA (33.9%)                                  AA (33.3%)
AAA (38.8%)                                 AAA (34.2%)
BBB AND BELOW (2.8%)                        BBB AND BELOW (10.2%)

Fund Highlights
                          High-Yield Municipals Fund
                           SECURITIES TYPE BREAKDOWN
                                                 PORTFOLIO           PORTFOLIO
                                               JUNE 30, 1995       JUNE 30, 1996
Pollution Control                                     22.5%               25.1%
Escrowed                                              10.0                15.5
General Obligation                                     5.9                 6.5
Revenue:
  Housing                                             11.5                12.5
  Other Revenue                                       12.3                12.2
  Hospital                                            17.8                12.0
  Toll                                                 5.6                 5.5
  Electric                                             8.5                 5.2
  Airport                                              2.3                 2.8
  Student Loan                                        --                   2.7
  Water & Sewer                                        3.6                --
- ------------------------------------------------------------------------------
Total                                                 100%                100%

                                   MATURITY
PIECHART:
As of June 30, 1995                         As of June 30, 1996
OVER 25 YEARS 28.7%                         OVER 25 YEARS 27.8%
20-25 YEARS 34.1%                           20-25 YEARS 28.0%
15-20 YEARS 10.9%                           15-20 YEARS 15.4%
10-15 YEARS 10.7%                           10-15 YEARS 10.2%
5-10 YEARS 9.5%                             5-10 YEARS 8.4%
1-5 YEARS 2.4%                              1-5 YEARS 7.5%
LESS THAN 1 YEAR 3.7%                       LESS THAN 1 YEAR 2.7%

                               PORTFOLIO QUALITY

As of June 30, 1995                         As of June 30, 1996
A (27.0%)                                   A (22.7%)
AA (12.7%)                                  AA (11.7%)
AAA (18.2%)                                 AAA (15.9%)
NR* (17.6%)                                 NR* (20.4%)
BB (3.2%)                                   BB (4.5%)
BBB (21.3%)                                 BBB (24.8%)

Shareholders Approve Four Proposals

At a special meeting on June 18, 1996, shareholders of Stein Roe Municipal Money Market Fund, Intermediate Municipals Fund, Managed Municipals Fund and High-Yield Municipals Fund voted to approve proposals relating to an election of each Fund's Board of Trustees, modifications to certain investment policies and new management and administrative agreements. The approved proposals include:

(A) Expansion of Board of Trustees
Each Fund's Board was a) expanded from seven to nine members; nine members were elected to each Board. This expansion will help Stein Roe to facilitate the transition of responsibilities from retiring board members to new board members over an 18-month period. Stein Roe Municipal Money Market Fund shareholders also separately voted to b) authorize the Fund to cast votes for the election of a Board of Trustees of SR&F Base Trust.

(B) Interfund Borrowing
(C) Interfund Lending

Cash management is an important part of the investment process for mutual funds. An a) interfund lending/borrowing program--a program that allows mutual funds to borrow cash from and lend cash to each other--gives the funds an additional credit facility to meet emergency needs at terms that would be at least as favorable as a third party transaction, such as a bank line of credit. Stein Roe expects to engage in interfund borrowing only when we think it would be more favorable to both funds than borrowing from a third party. Stein Roe Municipal Money Market Fund shareholders also separately voted to b) authorize the Fund to vote for approval of a similar amendment to the fundamental restrictions of SR&F Municipal Money Market Portfolio.

(D) Administrative and Management Agreements
The Investment Advisory agreements for Stein Roe Intermediate Municipals Fund, Managed Municipals Fund and High-Yield Municipals Fund are replaced by separate a) Administrative and b) Portfolio Management Agreements. These new agreements essentially carry forward, under two separate agreements, the investment advisory and management services Stein Roe & Farnham already provides to each Fund. Separate agreements will facilitate, at a future date, the pooling of each Fund's assets with assets of other funds that have identical investment objectives. The resulting larger pool of assets would be managed by Stein Roe & Farnham.

                                    RECORD  TOTAL SHARE
                                DATE SHARE     POSITION
                                  POSITION        VOTED   AFFIRMATIVE     WITHHOLD
   MUNICIPAL MONEY MARKET FUND...138,164,836  83,759,642
   A) a)Expansion of Board
      of Trustees
      Timothy K. Armour.......                             82,705,524    1,054,118
      Kenneth L. Block........                             82,826,712      932,930
      William W. Boyd.........                             82,923,554      836,088
      Lindsay Cook............                             82,888,339      871,303
      Douglas A. Hacker.......                             82,891,743      867,899
      Francis W. Morley.......                             82,758,885    1,000,757
      Charles R. Nelson.......                             82,976,081      783,561
      Thomas C. Theobald......                             82,743,748    1,015,894
      Gordon R. Worley........                             82,483,356    1,276,286
                                                    FOR       AGAINST  ABSTENTIONS
      b) Authorize Fund to cast for
      SR&F Base Trust election                79,616,408    2,552,634      1,590,600
   B) Interfund Borrowing
      a) Amend Fund's Investments Restriction 77,553,263    4,782,812      1,423,567
      b) Authorize Fund to vote for similar
         amendment for SR&F Portfolio         77,739,244     4,029,147    1,991,251
   C)  Interfund Lending
      a) Amend Fund's Investments Restriction 76,562,626    5,128,133      2,068,883
      b) Authorize Fund to vote for similar
         amendment for SR&F Portfolio         77,516,661     4,088,953    2,154,028
                                    RECORD  TOTAL SHARE
                                DATE SHARE     POSITION
                                  POSITION        VOTED   AFFIRMATIVE     WITHHOLD
   INTERMEDIATE MUNICIPALS ...  18,853,529   10,100,096
   A) Expansion of Board of Trustees
      Timothy K. Armour.......                              9,997,888      102,208
      Kenneth L. Block........                              9,967,325      132,771
      William W. Boyd.........                              9,988,012      112,084
      Lindsay Cook............                              9,997,864      102,232
      Douglas A. Hacker.......                              9,949,037      151,059
      Francis W. Morley.......                              9,977,338      122,758
      Charles R. Nelson.......                              9,996,889      103,207
      Thomas C. Theobald......                              9,975,912      124,184
      Gordon R. Worley........                              9,891,249      208,847
                                                    FOR       AGAINST  ABSTENTIONS
   B) Interfund Borrowing                     9,164,953       477,282      457,861
   C) Interfund Lending                       9,171,856       462,568      465,672
   D) Administrative and
      Management Agreements
       a) Administrative                      9,217,967       388,033      494,096
       b) Management                          9,232,300       374,089      493,707

                                    RECORD  TOTAL SHARE
                                DATE SHARE     POSITION
                                  POSITION        VOTED   AFFIRMATIVE     WITHHOLD

   MANAGED MUNICIPALS ........  68,444,782   42,766,169
   A) a)Expansion of Board
      of Trustees
      Timothy K. Armour.......                             41,426,999    1,339,170
      Kenneth L. Block........                             41,403,026    1,363,143
      William W. Boyd.........                             41,486,458    1,279,711
      Lindsay Cook............                             41,514,339    1,251,830
      Douglas A. Hacker.......                             41,373,648    1,392,521
      Francis W. Morley.......                             41,324,401    1,441,768
      Charles R. Nelson.......                             41,516,555    1,249,614
      Thomas C. Theobald......                             41,284,738    1,481,431
      Gordon R. Worley........                             41,305,605    1,460,564
                                                    FOR       AGAINST  ABSTENTIONS
   B) Interfund Borrowing                    36,846,035     3,415,186    2,504,948
   C) Interfund Lending                      36,713,580     3,541,112    2,511,477
   D) Administrative and
      Management Agreements
       a) Administrative                     37,532,387     2,461,822    2,771,960
       b) Management                         37,532,167     2,488,841    2,745,161

                                    RECORD  TOTAL SHARE
                                DATE SHARE     POSITION
                                  POSITION        VOTED   AFFIRMATIVE     WITHHOLD
   HIGH-YIELD MUNICIPALS  ....  23,800,555   14,810,191
   A) a)Expansion of Board
      of Trustees
      Timothy K. Armour.......                             14,298,062      512,129
      Kenneth L. Block........                             14,250,959      559,232
      William W. Boyd.........                             14,274,581      535,610
      Lindsay Cook............                             14,292,487      517,704
      Douglas A. Hacker.......                             14,229,004      581,187
      Francis W. Morley.......                             14,227,431      582,760
      Charles R. Nelson.......                             14,295,916      514,275
      Thomas C. Theobald......                             14,220,127      590,064
      Gordon R. Worley........                             14,244,883      565,308
                                                    FOR       AGAINST  ABSTENTIONS
   B) Interfund Borrowing                    12,582,546       992,529    1,235,116
   C) Interfund Lending                      12,607,445       954,871    1,247,875
   D) Administrative and
      Management Agreements
       a) Administrative                     12,747,183       785,331    1,277,677
       b) Management                         12,753,802       774,721    1,281,668

SR&F Municipal Money Market Portfolio
Investments as of June 30, 1996
(Dollar Amounts In Thousands)

                                                                       Principal        Market
MUNICIPAL SECURITIES (104.5%)                                             Amount         Value
ALABAMA (6.1%)
*Alabama I.D.A. Solid Waste Disposal Revenues (Pine City
   Fiber Company L.O.C. Barclays Bank Plc) V.R.D.B. 3.500%               $ 5,750        $5,750
*Cullman Industrial Development Board (National Bedding Co.
   L.O.C. Bank of America) V.R.D.B. 3.650%...........                      3,000         3,000
                                                                                       -------
                                                                                         8,750
ARIZONA (2.4%)
*Coconino P.C.R. (Tuscon Power L.O.C. Canadian Imperial Bank
   of Commerce) V.R.D.B. 3.500%......................                      2,200         2,200
*Maricopa County I.D.A. Series D (L.O.C. Bank One, Arizona)
   V.R.D.B. 3.500%...................................                      1,200         1,200
                                                                                       -------
                                                                                         3,400
ARKANSAS (2.5%)
*Clark County Solid Waste Disposal Revenue (Reynolds Metals Co.
   L.O.C. Trust Company Bank) V.R.D.B. 3.550%........                      3,000         3,000
Paragould Sales Tax Revenue (AMBAC Insured) 4.750% 7/01/97                   550           553
                                                                                       -------
                                                                                         3,553
CALIFORNIA (10.1%)
*California Housing Financial Agency Revenue (Bayerland L.O.C.
   First Trust, San Francisco) 3.500% Mandatory Put 2/01/97                1,500         1,500
California School Cash Reserve Program Authority Pool Series A
   4.750% 7/02/97....................................                      2,000         2,017
California Statewide Community Development Authority
   T.R.A.N. 4.750% 6/30/97...........................                      1,000         1,007
Coast California Local Education Agencies Pooled T.R.A.N.
   Series 1995A 5.000% 8/14/96.......................                      5,000         5,003
   Series 1996A 4.750% 6/30/97.......................                      1,090         1,097
Los Angeles School District T.R.A.N.
   4.500% 7/03/96 Series 95-96.......................                      2,750         2,750
   4.500% 6/30/97 Series 96-97.......................                      1,000         1,007
                                                                                       -------
                                                                                        14,381
DISTRICT OF COLUMBIA (0.8%)
District of Columbia Revenue Series 1985 (American University
   L.O.C. National Westminster Bank) V.R.D.B. 3.150%.                      1,100         1,100

FLORIDA (3.5%)
*Collier County Housing Financial Authority (Saxon Manor Isles
   L.O.C. PNC Bank of Kentucky) V.R.D.B. 3.400%......                      2,000         2,000
St. Lucie County P.C.R. (Florida Power & Light)
   3.450% Mandatory Put 7/23/96......................                      2,000         2,000
   3.600% Mandatory Put 11/08/96.....................                      1,000         1,000
                                                                                       -------
                                                                                         5,000
GEORGIA (2.7%)
*Development Authority of Gwinnett County I.D.R. (Price
   Companies Inc. L.O.C. NationsBank) V.R.D.B. 3.500%                      3,000         3,000
Hapeville Development Revenue I.D.R. (Hapeville Hotel Ltd.
   L.O.C. Deutsche Bank) V.R.D.B. 3.600%.............                        900           900
                                                                                       -------
                                                                                         3,900
IDAHO (1.4%)
Idaho T.A.N. Series 1996 4.500% 6/30/97..............                      2,000         2,011

SR&F Municipal Money Market Portfolio
CONTINUED                                                              Principal        Market
                                                                          Amount         Value
ILLINOIS (7.8%)
City of Chicago G.O.
   3.650% Mandatory Put 10/31/96 (L.O.C. Morgan Guaranty)                $ 1,000        $ 1,000
   3.100% Mandatory Put 2/04/97 (L.O.C. Hessen Bank).                      2,000          2,000
*Illinois Development Finance Authority Sewage Facilities Revenue
   (Nutrasweet Co. Project gtd. by Monsanto Co.) V.R.D.B. 3.400%           3,200          3,200
Illinois Health Facilities Authority Revenue (University of Chicago
   Hospital) 3.250% Optional Put 8/06/96 ............                      3,000          3,000
*Illinois Student Assistance Student Loan Revenue Series 1996 A
   (L.O.C. Bank of America) V.R.D.B. 3.600%..........                      2,000          2,000
                                                                                        -------
                                                                                         11,200
INDIANA (5.2%)
Fort Wayne Hospital Authority Revenue (Parkview Memorial
   Hospital L.O.C. Fuji Bank, Ltd.) V.R.D.B.
     3.350% Series B.................................                      1,000          1,000
     3.350% Series C.................................                      1,000          1,000
*Franklin Economic Development Revenue Refunding (L.O.C.
   Federal Home Loan Bank, Indianapolis) V.R.D.B. 3.500%                   2,965          2,965
Gary Environmental Improvement Revenue (U.S. Steel L.O.C.
   Bank of Nova Scotia) V.R.D.B. 3.700%..............                        500            500
*LaPorte County Economic Development Revenue (Woodland Project
   L.O.C. Federal Home Loan Bank, Indianapolis) V.R.D.B. 3.500%            2,000          2,000
                                                                                        -------
                                                                                          7,465
IOWA (0.7%)
Iowa School Corporations Warrant Certificates Series 1996-97 B
   (Capital Guaranty Insured) 4.250% 1/30/97.........                      1,000          1,005

KANSAS (0.1%)
Kansas City I.D.R. (PQ Corp L.O.C. Credit Suisse Bank)
   V.R.D.B. 3.700%...................................                        200            200

KENTUCKY (6.3%)
*Covington I.D.R. Series 1991 (White Castle Distributing L.O.C.
   Bank One, Columbus) V.R.D.B. 3.550%...............                      3,980          3,980
*Pulaski County Solid Waste Development (Eastern Kentucky
   Power gtd. by National Rural Utilities Cooperative Finance
   Corp.) 3.200% Optional Put 8/15/96................                      3,000          3,000
*Shelby County Industrial Building Revenue (Roll Form Corp.
   L.O.C. Bank One of Kentucky) V.R.D.B. 3.550%......                      2,000          2,000
                                                                                        -------
                                                                                          8,980
LOUISIANA (2.2%)
Louisiana G.O. Series 1996 A (FGIC Insured) 3.550% 8/01/96                 1,000          1,000
Louisiana Recovery District Sales Tax Revenue (MBIA Insured)
   7.625% 7/01/96....................................                      1,000          1,000
*Parish of St. Charles P.C.R. Series 1991 (Shell Oil Co.)
   V.R.D.B. 3.800%...................................                      1,200          1,200
                                                                                        -------
                                                                                          3,200
MARYLAND (3.2%)
*Ann Arundel County E.D.R. (Baltimore Gas and Electric Company)
   3.400% Mandatory Put 7/18/96......................                      3,000          3,000
   3.700% Mandatory Put 9/10/96......................                      1,000          1,000
   3.700% Mandatory Put 10/18/96.....................                        500            500
                                                                                        -------
                                                                                          4,500

SR&F Municipal Money Market Portfolio
CONTINUED                                                              Principal       Market
                                                                          Amount        Value
MICHIGAN (2.1%)
Michigan Job Development Authority P.C.R. Series 1985 (Mazda
   Motor Manufacturing USA Corp. L.O.C. Sumitomo Bank,
   Ltd.) V.R.D.B. 3.550%.............................                    $ 3,000       $3,000

MINNESOTA (1.1%)
*Minnesota Housing Finance Authority Single Family Mortgage
   Series N 3.600% Mandatory Put 12/12/96............                      1,600        1,600

MISSOURI (3.8%)
*Jefferson County (GHF Holdings L.O.C. Bank One, Indianapolis)
   V.R.D.B. 3.550%...................................                      4,410        4,410
St. Louis T.R.A.N. 4.750% 6/30/97....................                      1,000        1,008
                                                                                      -------
                                                                                        5,418
NEW HAMPSHIRE (3.5%)
*New Hampshire I.D.R. (New England Power Co.)
   3.350% Mandatory Put 8/07/96......................                      2,000        2,000
   3.600% Mandatory Put 8/09/96......................                      3,000        3,000
                                                                                      -------
                                                                                        5,000
NEW JERSEY (1.4%)
Essex County T.A.N.S. (L.O.C. Chemical Bank) 4.000% 8/19/96                2,000        2,002

NEW MEXICO (0.7%)
*Santa Fe Single Family Mortgage Revenue 4.000%
   Mandatory Put 11/15/96............................                      1,000        1,000

NORTH DAKOTA (0.7%)
*Mercer County Solid Waste Disposal Revenue Series 1993V
   (gtd. by National Rural Utilities Cooperative Finance Corp.)
   3.650% Optional Put 12/01/96......................                      1,000        1,000

OHIO (1.4%)
Cuyahoga Hospital Revenue (MBIA Insured) 6.500% 1/15/97                    1,520        1,543
Ohio Environmental Improvement Revenue (U.S. Steel L.O.C.
   Pittsburgh National Bank) V.R.D.B. 4.000%.........                        400          400
                                                                                      -------
                                                                                        1,943
OREGON (0.1%)
*Port St. Helen P.C.R. Series 1990A (Portland General Electric Co.
   L.O.C. Swiss Bank) V.R.D.B. 3.800%................                        200          200

PENNSYLVANIA (1.7%)
*Pennsylvania Housing Financial Authority Single Family Mortgage
   Series 1991-31-A 6.300% 4/01/97...................                        750          761
Schuykill County I.D.A. (Westwood Energy Properties Limited
   Partnership L.O.C. Fuji Bank Ltd.) V.R.D.B. 3.850%                        200          200
Westview Water Bonds (FGIC Insured) 3.600% 11/15/96..                      1,410        1,410
                                                                                      -------
                                                                                        2,371
SOUTH CAROLINA (2.5%)
Columbia Water and Sewer Revenue (MBIA Insured) (Escrowed in
   U.S. Treasury Securities) (pre-refunded to 10/01/96) 7.375%               505          515
*South Carolina Economic Development Authority (Specialty
   Equipment Companies L.O.C. Barclays Bank Plc)
   V.R.D.B. 3.550%...................................                      3,000        3,000
                                                                                      -------
                                                                                        3,515

SR&F Municipal Money Market Portfolio
CONTINUED                                                              Principal        Market
                                                                          Amount         Value
TENNESSEE (4.0%)
Blount County Hospital Revenue Refunding Series 1996 A
   (MBIA Insured) 3.900% 7/01/96.....................                    $ 1,775      $ 1,775
*McMinn County Industrial Development Board I.D.R.
   (L.O.C. NBD Bank) V.R.D.B. 3.550%.................                      4,000        4,000
                                                                                     --------
                                                                                        5,775
TEXAS (10.9%)
*Harris County Industrial Development Corp. I.D.R. (Precision
   General Project L.O.C. Morgan Guaranty) V.R.D.B. 3.550%                 2,060        2,060
Houston Independent School District Tax Notes 4.000% 7/15/96               1,355        1,355
*North Texas Higher Education Authority Texas Student Loan
   Revenue Refunding Series A (L.O.C. Student Loan Marketing
   Association) V.R.D.B. 3.400%......................                      1,100        1,100
*Port Corpus Christi Sewer and Water (Citgo Inc. L.O.C. Banque
   Nationale de Paris) V.R.D.B. 3.800%...............                        300          300
*Robertson County Industrial Development Corp. I.D.R.
   Series 1995 (L.O.C. Harris Bank) V.R.D.B. 3.400%..                      1,900        1,900
*San Antonio Airport Lease Special Project Revenue Series 1992
   (Hedrick Beechcraft, Inc gtd. by Raytheon Co.) V.R.D.B. 3.350%          3,900        3,900
Texas T.R.A.N. 4.750% 8/30/96........................                      5,000        5,007
                                                                                     --------
                                                                                       15,622
VERMONT (0.4%)
*Vermont I.D.R. (Rye Gate Project L.O.C. ABN AMRO)
   V.R.D.B. 3.500%...................................                        500          500

WASHINGTON (2.3%)
Washington G.O. (Escrowed in U.S. Treasury Securities)
   (pre-refunded to 9/01/96) 7.600%..................                        500          503
*Yakima County Public Corp I.D.R. (L.O.C. Bayerische Vereinsbank
   AG) V.R.D.B. 3.500%...............................                      2,700        2,700
                                                                                     --------
                                                                                        3,203
WISCONSIN (12.4%)
*Carlton P.C.R. Series 1988 (Wisconsin Power and Light)
   V.R.D.B. 3.650%...................................                      6,500        6,500
*Fond Du Lac I.D.R. (Brenner Tank Inc. L.O.C. Bank One,
   Milwaukee) V.R.D.B. 3.550%........................                      3,825        3,825
*Holland I.D.R. (White Clover Daily Inc. L.O.C. Bank One,
   Milwaukee) V.R.D.B. 3.550%........................                      2,925        2,925
*Kenosha I.D.R. (Monarch Plastics Inc. L.O.C. Bank One,
   Milwaukee) V.R.D.B. 3.550%........................                      2,430        2,430
*Oak Creek I.D.R. Series 1995 (McAdams Graphics L.O.C.
   Bank One, Milwaukee) V.R.D.B. 3.550%..............                      2,000        2,000
                                                                                     --------
                                                                                       17,680
WYOMING (0.6%)
*Lincoln County P.C.R. (Exxon Corp.) V.R.D.B. 3.700%.                        800          800
Sublette County P.C.R. (Exxon Corp.) V.R.D.B. 3.550%                         100          100
                                                                                     --------
                                                                                          900

TOTAL MUNICIPAL SECURITIES (104.5%)
   (Amortized Cost $149,374)......................................                    149,374
OTHER ASSETS, LESS LIABILITIES (-4.5%)............................                     (6,446)
                                                                                     --------
TOTAL NET ASSETS (100.0%).........................................                   $142,928
                                                                                     ========

* These securities are subject to Alternative Minimum Tax. At June 30, 1996, these securities represented 68.9 percent of net assets.

See accompanying notes to financial statements.

Intermediate Municipals Fund

Investments as of June 30, 1996
(Dollar Amounts In Thousands)
                                                                       Principal        Market
MUNICIPAL SECURITIES (101.2%)                                             Amount         Value
ALASKA (1.4%)
Kenai Peninsula Borough G.O. Refunding (AMBAC Insured)
   8.300% 1/01/99....................................                    $ 1,500       $ 1,635
North Slope Borough G.O. 8.350% 6/30/98..............                      1,200         1,285
                                                                                       -------
                                                                                         2,920
ARIZONA (7.7%)
Arizona Transportation Board Highway Revenue Subordinated
   Series A 6.000% 7/01/00...........................                      1,000         1,052
Arizona Wastewater Management Authority (AMBAC Insured)
   5.700% 7/01/04....................................                      1,585         1,643
Cochise County Unified School District No. 68 Series B (FGIC
   Insured) 9.000% 7/01/01...........................                      1,115         1,324
Deer Valley Unified School District No. 097 G.O. (MBIA Insured)
   6.250% 7/01/06....................................                      1,750         1,880
Maricopa County Hospital Revenue (Samaritan Health Services)
   (Escrowed in U.S. Treasury Securities) 7.625% 1/01/08                   2,050         2,330
Phoenix Civic Improvement Wastewater System Lease Revenue
   (Escrowed in U.S. Treasury Securities) (pre-refunded to 7/01/03)
   6.000% 7/01/07....................................                      2,500         2,705
Pima County Refunding G.O. 6.300% 7/01/02............                      2,500         2,700
Pima County Unified School District No. 1 (Tucson Project)
   (MBIA Insured) 8.000% 7/01/01.....................                      1,400         1,603
Tempe Unified High School District No. 213 Refunding and
   Improvement (FGIC Insured) 7.000% 7/01/08.........                        500           575
                                                                                       -------
                                                                                        15,812
ARKANSAS (1.3%)
Beaver Water District Benton & Washington Counties Water
   Revenue Refunding (MBIA Insured) 6.000% 11/15/04..                      2,580         2,748

CALIFORNIA (6.3%)
California Education Facility University of San Francisco (MBIA
   Insured) 5.600% 10/01/10..........................                      1,000         1,008
*California Housing Finance Agency Revenue Home Mortgage
   Series B-1 5.900% 2/01/04.........................                        990         1,009
Central Coast Water Authority Revenue (AMBAC Insured)
   5.950% 10/01/03...................................                      2,000         2,123
East Bay Municipal Utility District Water System Revenue (Escrowed
   in U.S. Treasury Securities) (AMBAC Insured) 7.000% 6/01/00             1,400         1,519
Los Angeles County Public Water Works Authority (Regional Parks
   And Open Space Revenue) 5.800% 10/01/05...........                      1,500         1,568
Los Angeles Department of Water & Power Electric Revenue
   Crossover Refunding 9.000% 9/01/03................                      2,500         3,110
Oakland Unified School District G.O. Series A (FGIC Insured)
   Zero Coupon (Effective Yield 6.250%) 8/01/16......                      1,700           496
Vallejo Revenue Series B (Water Improvement Project) (FGIC Insured)
   (Escrowed in U.S. Treasury Securities) 6.000% 11/01/01                  2,030         2,158
                                                                                       -------
                                                                                        12,991
COLORADO (0.2%)
Adams County School District No 12 Series A (MBIA Insured)
   Zero Coupon (Effective Yield 5.850%) 12/15/12.....                      1,300           499

Intermediate Municipals Fund CONTINUED
                                                                       Principal        Market
                                                                          Amount         Value
DELAWARE (0.6%)
Delaware Economic Development Authority Water Development
   Revenue Refunding (General Waterworks Corp.-Wilmington
   Suburban Water Corp.) 6.450% 12/01/07.............                    $ 1,165       $ 1,259

FLORIDA (1.7%)
Florida Division Board Finance Department of General Services
   Revenue (Department of Natural Resources) (MBIA Insured)
   6.000% 7/01/03....................................                      1,000         1,064
*Martin County Sewer and Water Development (Florida Power
   & Light Co.) V.R.D.B. 3.800%......................                        100           100
Palm Beach County Airport System Revenue (MBIA Insured)
   7.625% 10/01/04...................................                      1,410         1,614
*St. Lucie Sewer and Water Development (Florida Power & Light Co.)
   V.R.D.B. 3.800%...................................                        600           600
                                                                                       -------
                                                                                         3,378
GEORGIA (6.8%)
Atlanta Airport Facility Revenue Series 1996 (AMBAC Insured)
   6.500% 1/01/07....................................                      5,000         5,451
Fulton County Water & Sewer Revenue Refunding (FGIC Insured)
   5.625% 1/01/01....................................                      1,000         1,036
Georgia G.O. Series C 7.700% 4/01/00.................                      1,250         1,385
Metropolitan Atlanta Rapid Transit Authority Sales Tax Revenue
   Refunding (AMBAC Insured)
     6.050% 7/01/01..................................                      1,600         1,693
     5.800% 7/01/02..................................                      1,000         1,051
Municipal Electric Authority of Georgia Special Obligation Fifth
   Crossover Series (AMBAC Insured) 6.400% 1/01/13...                      3,000         3,232
                                                                                       -------
                                                                                        13,848
HAWAII (0.6%)
Honolulu (City & County) Refunding G.O. Series 1990 A
   7.350% 7/01/06....................................                      1,000         1,164

ILLINOIS (6.2%)
Chicago Board of Education Refunding G.O. Series A (MBIA
   Insured) 6.250% 12/01/12..........................                      2,100         2,205
*Chicago Midway Airport Revenue Series A (MBIA Insured)
   5.700% 1/01/04....................................                      1,000         1,022
Chicago Skyway Toll Bridge Revenue Refunding Series 1994
   6.750% 1/01/17....................................                      1,500         1,524
Chicago Water Revenue Refunding (FGIC Insured) 6.500% 11/01/09             2,130         2,324
DuPage County Special Service Area No. 11 Refunding
   6.750% 1/01/14....................................                      1,250         1,266
Metropolitan Pier & Exposition Authority Dedicated State Tax
   Revenue Series 1992 A (McCormick Place Expansion Project)
     5.900% 6/15/03..................................                      1,500         1,567
     7.250% 6/15/05..................................                      2,250         2,557
*Southwestern Illinois Development Authority Solid Waste Disposal
   Revenue (Shell Oil Co.) V.R.D.B. 3.800%...........                        300           300
                                                                                       -------
                                                                                        12,765
INDIANA (4.6%)
Indiana Toll Road Commission Toll Road Revenue (Escrowed in
   U.S. Treasury Securities) 9.000% 1/01/15..........                      2,655         3,608

Intermediate Municipals Fund CONTINUED
                                                                       Principal        Market
                                                                          Amount         Value
INDIANA (CONTINUED)
Indiana Transportation Finance Authority Airport Facilities Lease
   Revenue Series A (United Airlines)
     5.600% 11/01/99.................................                    $ 1,125       $ 1,156
     6.500% 11/01/07.................................                      2,250         2,374
Indianapolis Local Public Improvement Bond Bank
   Series 1992 D 6.500% 2/01/06......................                      2,100         2,241
                                                                                       -------
                                                                                         9,379
IOWA (1.1%)
Muscatine P.C.R. (Monsanto Co.) V.R.D.B. 3.200%......                      2,200         2,200

KENTUCKY (1.3%)
Kentucky Turnpike Authority Economic Development Revenue
   Refunding (Revitalization Projects) 5.800% 1/01/04                      2,500         2,603

LOUISIANA (2.5%)
East Baton Rouge Parish P.C.R. (Rhone Poulenc Inc. L.O.C. Banque
   National of Paris) V.R.D.B. 3.700%................                        400           400
Lafayette Public Power Authority Electric Revenue 9.000% 11/01/96          1,000         1,015
*Lake Charles Harbor & Terminal District P.C.R. (Conoco Inc. gtd. by
   E.I. DuPont) V.R.D.B.
   3.600%............................................                        500           500
   3.800%............................................                        400           400
Louisiana Public Facilities Authority Student Loan Revenue Series A-1
   5.900% 9/01/99....................................                      2,000         2,069
*Parish of St. Charles (Shell Oil Co.) V.R.D.B.
   3.800% Series 1991................................                        100           100
   3.800% Series 1993................................                        700           700
                                                                                       -------
                                                                                         5,184
MAINE (0.4%)
*Maine Educational Loan Authority Educational Loan Revenue
   Supplemental Education Loan Series A-2 6.650% 12/01/02                    725           765

MASSACHUSETTS (6.1%)
Massachusetts Bay Transportation Authority Mass Refunding
   General Transportation System Series A 7.000% 3/01/07                   2,250         2,541
Massachusetts Health and Educational Facilities Authority Revenue
   7.250% 7/01/00 Series C (Daughters of Charity Carney Hospital)            800           844
   6.000% 7/01/09 Series D (Daughters of Charity Carney Hospital)          1,000         1,008
   6.250% 12/01/14 (Dana Farber Cancer Institution)..                      1,000         1,003
Massachusetts G.O. (MBIA Insured)
   5.000% 1/01/06....................................                      3,650         3,597
Massachusetts Water Resources Authority Refunding Series C
   6.000% 12/01/11...................................                      3,410         3,544
                                                                                       -------
                                                                                        12,537
MICHIGAN (8.0%)
Greater Detroit Resource Authority Revenue (AMBAC Insured)
   6.250% 12/13/05...................................                      4,000         4,274
Michigan Building Authority Revenue Refunding Series I
   (AMBAC Insured) 6.000% 10/01/02...................                      3,000         3,173
Michigan Hospital Finance Authority Revenue (Daughters of Charity
   Providence Hospital) 6.500% 11/01/01..............                      1,605         1,712
Michigan Municipal Bond Authority Revenue 5.625% 10/01/19                  2,000         1,928
Michigan Underground Storage Tank Revenue (AMBAC Insured)
   6.000% 5/01/05....................................                      5,000         5,277
                                                                                       -------
                                                                                        16,364

Intermediate Municipals Fund CONTINUED
                                                                       Principal         Market
                                                                          Amount          Value
MISSISSIPPI (0.4%)
Jackson County P.C.R. (Chevron Corp.) V.R.D.B. 3.550%                    $   800        $   800

MISSOURI (0.5%)
Missouri Health and Educational Facility (Washington University)
   V.R.D.B. 3.700% ..................................                        200            200
Missouri Regional Convention & Sports Complex  Authority
   6.600% 8/15/03....................................                        830            899
                                                                                        -------
                                                                                          1,099
NEVADA (0.8%)
*Clark County P.C.R. Series 1990 A (Southern California Edison
   Co.) 7.125% 6/01/09...............................                      1,500          1,593

NEW JERSEY (2.5%)
Bergen County Utility Authority Solid Waste System Revenue
   Refunding Series A (FGIC Insured) 6.250% 6/15/06..                      2,000          2,161
New Jersey Health Care Facilities Finance Authority Revenue
   6.100% 7/01/01 (Hackensack Medical Center) (FGIC Insured)               1,000          1,063
   7.000% 7/01/03 (Christ Hospital Group) (Connie Lee Insured)             1,730          1,922
                                                                                        -------
                                                                                          5,146
NEW MEXICO (1.8%)
Gallup P.C.R. (Plains Electric Transmission & Generating
   Cooperative Inc.) (MBIA Insured) 6.100% 8/15/02...                      2,000          2,116
Rio Rancho Water & Wastewater System Revenue Series A (FSA
   Insured) 8.000% 5/15/03...........................                      1,350          1,575
                                                                                        -------
                                                                                          3,691
NEW YORK (6.6%)
New York City G.O.
   6.500% 2/15/05 Series 1996 D......................                      4,000          4,125
   7.125% 8/15/11 Series C...........................                      2,200          2,292
   5.750% 2/01/14....................................                      3,000          2,789
New York Dormitory Authority Revenue (State University
   Educational Facilities) Series A 6.500% 5/15/05...                      1,000          1,060
New York Environmental Facility Corp. P.C.R. State Water Series D
   6.300% 5/15/05....................................                      3,000          3,264
                                                                                        -------
                                                                                         13,530
NORTH CAROLINA (2.4%)
*Halifax County P.C.R. (Westmoreland-Hadson Partners L.O.C.
   Credit Suisse Bank) V.R.D.B. 3.850%...............                        300            300
North Carolina Eastern Municipal Power Refunding Series B
   6.000% 1/01/05....................................                      3,000          3,030
North Carolina Municipal Power Agency No. 1 Catawba Electric
   Revenue Refunding (MBIA Insured) 5.900% 1/01/03...                      1,500          1,573
                                                                                        -------
                                                                                          4,903
OHIO (2.2%)
Columbus G.O. Sewer Improvement No. 26 6.750% 9/15/04                      1,000          1,081
Loveland School District G.O. (MBIA Insured) 7.100% 12/01/09               3,000          3,383
                                                                                        -------
                                                                                          4,464
OREGON (2.9%)
Marion County Sewer and Electric Revenue (AMBAC Insured)
   5.100% 10/01/02...................................                      2,000          2,015
Oregon Department of Transportation Revenue (MBIA Insured)
   5.700% 6/01/02....................................                      1,220          1,276

Intermediate Municipals Fund CONTINUED
                                                                       Principal         Market
                                                                          Amount          Value
OREGON (CONTINUED)
Portland Sewer System Revenue Refunding Series B (FGIC Insured)
   5.400% 4/01/02....................................                    $ 2,500        $ 2,586
                                                                                        -------
                                                                                          5,877
PENNSYLVANIA (0.8%)
Dauphin County Hospital Authority Revenue Refunding Series B
   (Hapsco Group Inc.) (MBIA Insured) 5.800% 7/01/02.                      1,600          1,666

PUERTO RICO (0.5%)
Puerto Rico Electric Power Authority Revenue Series X
   6.000% 7/01/15....................................                      1,000          1,007

SOUTH CAROLINA (3.9%)
Greenville Hospital Systems Revenue Series 1996 B 5.250% 5/01/17           2,500          2,272
Piedmont Municipal Power Agency Electric Revenue (FGIC Insured)
   6.125% 1/01/07....................................                      2,350          2,502
*South Carolina Ports Authority Revenue (AMBAC Insured)
   6.200% 7/01/01....................................                      1,000          1,058
Sumter County Hospital Facilities Revenue Refunding (Tuomey
   Regional Medical Center) (MBIA Insured) 6.625% 11/15/04                 2,000          2,213
                                                                                        -------
                                                                                          8,045

TENNESSEE (1.5%)
Metropolitan Nashville & Davidson County Water & Sewer Revenue
   (FGIC Insured) 6.500% 1/01/10.....................                      2,750          3,006

TEXAS (9.3%)
Alief Independent School District G.O. (gtd. by Permanent School
   Fund) 8.000% 2/15/99..............................                      1,305          1,423
*Brazos River P.C.R. (Texas Utilities Co. L.O.C. Union Bank of
   Switzerland) V.R.D.B. 3.850%......................                        500            500
Fort Bend Independent School District Unlimited Tax (gtd. by
   Permanent School Fund) 7.500% 2/15/00.............                      1,010          1,108
Fort Worth Limited Tax 8.350% 3/01/00................                      1,250          1,405
Houston Water Conveyance System Contract Certificates of
   Participation Series J (AMBAC Insured) 6.125% 12/15/06                  1,000          1,067
Northside Independent School District G.O. 9.400% 4/01/98                  1,850          2,003
Plano Independent School District G.O. Unlimited Tax (FGIC
   Insured) 8.625% 2/15/99...........................                      1,900          2,094
*Port Corpus Christi Sewer and Water (Citgo Inc. L.O.C. Banque
   National of Paris) V.R.D.B. 3.800%................                        300            300
Round Rock Independent School District G.O. Unlimited Tax
   School Building and Refunding
     8.625% 8/15/00 Series 1991 (MBIA Insured).......                      1,270          1,460
     7.500% 8/01/02 Series 1995 A (PSF Insured)......                      1,200          1,370
San Antonio Water System Revenue Refunding (FGIC Insured)
   6.000% 5/15/01....................................                      3,000          3,157
Texas Higher Education Student Loan Senior Lien 7.450% 10/01/06            3,035          3,100
                                                                                        -------
                                                                                         18,987

Intermediate Municipals Fund CONTINUED
                                                                       Principal        Market
                                                                          Amount         Value
VIRGINIA (0.9%)
*Campbell Company (Hadson Power L.O.C. Barclays Bank)
   V.R.D.B. 3.900%...................................                     $  100       $  100
Peninsula Ports Authority Series D (Dominion Terminal Project
   L.O.C. Barclays Bank) V.R.D.B. 3.600%.............                        500          500
*Virginia Housing Development  Authority Commonwealth
   Mortgages Series A Subseries A-1 6.700% 7/01/05...                      1,280        1,332
                                                                                      -------
                                                                                        1,932
WASHINGTON (6.0%)
Snohomish County School District No. 2 Refunding G.O. (Everett)
   (MBIA Insured)
     7.250% 12/01/00.................................                      2,540        2,809
     7.000% 12/01/01.................................                      2,230        2,471
     7.000% 12/01/02.................................                      1,500        1,680
Washington Multiple Purpose G.O. Series C 6.500% 7/01/04                   3,800        4,157
Washington Public Power Supply Systems Revenue Refunding
   (FGIC Insured) 7.000% 7/01/05.....................                      1,000        1,072
                                                                                     --------
                                                                                       12,189
WYOMING (1.4%)
*Green River P.C.R. (Rhone Poulenc Inc. L.O.C. Banque National
   of Paris) V.R.D.B.
   3.700%............................................                        600          600
   3.900%............................................                        200          200
Lincoln County P.C.R. (Exxon Corp.) V.R.D.B.
   3.550% Series 1985................................                        100          100
   *3.700% Series 1987 A.............................                        800          800
   *3.700% Series 1987 C.............................                      1,200        1,200
                                                                                     --------
                                                                                        2,900
TOTAL MUNICIPAL SECURITIES (101.2%)
   (Amortized Cost $200,636)......................................                    207,251
OTHER ASSETS, LESS LIABILITIES (-1.2%)............................                     (2,525)
                                                                                     --------
TOTAL NET ASSETS (100.0%).........................................                   $204,726
                                                                                     ========

* These securities are subject to Alternative Minimum Tax. At June 30, 1996, these securities represented 6.6 percent of net assets.

See accompanying notes to financial statements.

Managed Municipals Fund
Investments as of June 30, 1996
(Dollar Amounts In Thousands)
                                                                       Principal       Market
MUNICIPAL SECURITIES (99.9%)                                              Amount        Value
ALABAMA (1.4%)
Alabama Special Care Facility Financing Authority Birmingham
   Revenue (Daughters of Charity St. Vincent Hospital)
   5.000% 11/01/25...................................                    $ 9,700      $ 8,309

ALASKA (0.6%)
*Alaska Student Loan Corporation Student Loan Revenue Series A
    (AMBAC Insured) 6.200% 7/01/09...................                      3,870        3,903

ARKANSAS (0.4%)
Arkansas Development Financing Authority Single Family Mortgage
   Revenue Series A (FHA Insured) 8.125% 8/01/14.....                      2,270        2,344

CALIFORNIA (4.4%)
California P.C.R. Refunding Series A (San Diego Gas & Electric Co.)
   5.900% 6/01/14....................................                      3,000        3,018
Central Contra Costa Sanitation District Revenue Wastewater
   Facilities Improvement Project (MBIA Insured)
     6.250% 9/01/13..................................                      2,025        2,089
     6.250% 9/01/14..................................                      1,295        1,337
Foothill Eastern Transportation Corridor Agency Toll Road Refunding
   Sr. Lien Series 1995 A Zero Coupon (Effective Yield 7.200%)
   1/01/18...........................................                     10,000        2,348
Long Beach Aquarium of the Pacific Revenue Series 1995 A
   6.125% 7/01/15....................................                      4,000        3,779
   6.125% 7/01/23....................................                      6,000        5,579
Northern California Power Agency Public Power Revenue Refunding
    Series B-1 (Hydroelectric Project #1) (Escrowed in U.S.
   Treasury Securities) (pre-refunded to 7/01/98) 8.000% 7/01/24           2,000        2,148
Southern California Public Power Authority Revenue Refunding
   Zero Coupon (Effective Yield 6.000%) 7/01/14 (FGIC Insured)
     (Escrowed in U.S. Treasury Securities) .........                      8,155        2,780
   5.000% 7/01/17 Series A (Power Project)...........                      2,500        2,179
   5.500% 7/01/23 (Transmission Project).............                      1,490        1,371
                                                                                      -------
                                                                                       26,628
COLORADO (2.6%)
Araphoe County Capital Improvement Trust Fund Highway
   Zero Coupon (Effective Yield 6.930%) 8/31/15......                     25,000        6,363
Colorado Housing Finance Authority Multifamily Mortgage Revenue
   6.000% 10/01/09...................................                      1,490        1,491
   6.000% 10/01/10...................................                      1,590        1,591
   6.000% 10/01/11...................................                      1,710        1,710
   6.000% 10/01/12...................................                      1,830        1,830
Municipal Subdistrict Northern Colorado Water Conservancy
   District Revenue Series D 6.000% 12/01/15.........                      2,500        2,503
                                                                                      -------
                                                                                       15,488
DELAWARE (0.8%)
Delaware Economic Development Authority Water Development
   Revenue Refunding (General Waterworks Corp. - Wilmington
   Suburban Water Corp.)
     6.450% 12/01/07 Series 1992 B...................                      1,160        1,254
     *6.800% 12/01/23 Series 1992 A..................                      3,500        3,612
                                                                                      -------
                                                                                        4,866
Managed Municipals Fund CONTINUED
                                                                       Principal       Market
                                                                          Amount        Value
FLORIDA (1.9%)
Broward County Public Improvement Revenue Refunding G.O.
   Series 1986
     12.500% 1/01/03.................................                    $ 1,000      $ 1,410
     12.500% 1/01/04.................................                      1,195        1,743
     12.500% 1/01/05.................................                      2,000        3,003
Florida G.O. (Jacksonville Transportation Authority Project)
   (Escrowed in U.S. Treasury Securities) 9.200% 1/01/15                   2,000        2,693
*Jacksonville Water and Sewer Development Revenue (Jacksonville
   Suburban Utilities-General Waterworks Corp.) 6.750% 6/01/22             1,500        1,566
*Martin County Solid Waste Disposal Revenue (Florida Power &
   Light Co.) V.R.D.B. 3.800%........................                        500          500
*St. Lucie Solid Waste Disposal Revenue (Florida Power & Light Co.)
   V.R.D.B. 3.800%...................................                        400          400
                                                                                      -------
                                                                                       11,315
GEORGIA (11.8%)
Atlanta Airport Facility Revenue Series 1994 A (AMBAC Insured)
   6.500% 1/01/08....................................                      2,750        3,015
   6.500% 1/01/10....................................                      2,000        2,186
*Cartersville Development Authority Revenue Water & Wasteworks
   Facilities (Anheuser-Busch) 7.375% 5/01/09........                      9,000       10,416
Columbia County School District G.O. (MBIA Insured)
   6.750% 4/01/09....................................                      1,900        2,137
   7.000% 4/01/10....................................                      2,125        2,444
   7.000% 4/01/11....................................                      2,370        2,730
Fulton County Water & Sewer Revenue Refunding (FGIC Insured)
   6.375% 1/01/14....................................                     13,700       14,873
Metropolitan Atlanta Rapid Transit Authority Sales Tax Revenue
   Refunding Series P (AMBAC Insured) 6.250% 7/01/20.                      4,000        4,264
Municipal Electric Authority of Georgia Power Revenue Series V
   6.600% 1/01/18....................................                     21,100       22,538
Paulding County Georgia School District (MBIA Insured)
   6.000% 2/01/10....................................                      4,235        4,446
   6.000% 2/01/13....................................                      2,360        2,450
                                                                                      -------
                                                                                       71,499
HAWAII (1.1%)
*Hawaii Airports System Revenue Series II (MBIA Insured)
   6.900% 7/1/12 ....................................                      6,000        6,708

IDAHO (0.3%)
*Idaho Housing Agency Single Family Mortgage Revenue (FHA/VA
   Insured) 7.875% 7/01/24...........................                      1,790        1,851

ILLINOIS (8.4%)
Chicago Board of Education Refunding G.O. Lease Certificates
   School Reform Series A (MBIA Insured)
     6.250% 12/01/12.................................                      2,500        2,625
     6.000% 1/01/16..................................                      5,000        5,103
Chicago Gas Supply Revenue Series 1985 D (Peoples Gas
   Light & Coke Company) 7.500% 3/01/15..............                      4,500        4,926
Chicago Skyway Toll Bridge Revenue Series 1994
   6.750% 1/01/17....................................                      1,500        1,524
Illinois Development Finance Authority
   **5.950% 1/01/09 (Catholic Charities Housing Development)               1,450        1,379
   7.600% 9/01/13 P.C.R. (Central Illinois Public Service)                 3,000        3,288

Managed Municipals Fund CONTINUED
                                                                       Principal       Market
                                                                          Amount        Value
ILLINOIS (CONTINUED)
Illinois Housing Development Authority Series A (FHA Insured)
   7.800% 12/01/12...................................                     $  905       $  934
   8.000% 6/01/26....................................                      6,770        7,002
Illinois Sales Tax Revenue Refunding Series Q 6.000% 6/15/12              10,000       10,307
Illinois Toll Highway Authority Priority Revenue Series A
   6.300% 1/01/11....................................                      7,500        7,855
*Southwestern Illinois Development Authority Solid Waste Disposal
   Revenue (Shell Oil Co.) V.R.D.B...................
     3.800% Series 1992..............................                        600          600
     3.800% Series 1995..............................                      5,100        5,100
                                                                                      -------
                                                                                       50,643
INDIANA (4.3%)
*Hammond Sewer & Solid Waste Disposal Revenue (American
   Maize Products Co.) 8.000% 12/01/24...............                      5,000        5,484
Indiana Transportation Finance Authority Airport Facilities Lease
   Revenue Series A 6.250% 11/01/16..................                      6,950        6,994
*Indianapolis Airport Authority Revenue Special Facilities
   (United Airlines) 6.500% 11/15/31.................                      5,000        4,885
Michigan City P.C.R. (Northern Indiana Public Service Company)
   5.700% 10/01/03...................................                      8,795        8,799
                                                                                      -------
                                                                                       26,162
IOWA (0.2%)
*Iowa Finance Authority Single Family Mortgage Revenue Series B
   (collateralized by Government & Federal National Mortgage
   Association Securities) 7.450% 7/01/23............                      1,185        1,230

KANSAS (0.5%)
Kansas Department of Transportation Highway Revenue (Escrowed
   in U.S. Treasury Securities) (pre-refunded to 3/01/02)
   6.500% 3/01/12....................................                      3,000        3,272

KENTUCKY (3.3%)
*Kentucky Housing Corp. Revenue Series C (FHA/VA Insured)
   8.100% 1/01/22....................................                      2,385        2,518
Kentucky Turnpike Authority Economic Development Revenue
   Refunding Series 1992 (Revitalization Project) (FGIC Insured)
   Zero Coupon (Effective Yield 6.600%) 1/01/10......                     13,500        6,249
Kentucky Turnpike Authority Revenue (Escrowed in U.S. Treasury
   Securities) (pre-refunded to 7/01/97) 13.125% 7/01/09                   2,425        2,638
*Trimble County P.C.R. Series A (Louisville Gas & Electric Co.)
   7.625% 11/01/20...................................                      6,670        7,341
   7.625% 11/01/20 (Escrowed in U.S.
     Treasury Securities) (pre-refunded to 11/01/00).                      1,330        1,491
                                                                                      -------
                                                                                       20,237
LOUISIANA (2.2%)
*De Soto Parish Environmental Improvement Revenue (International
   Paper Co.) Series A 7.700%  11/01/18..............                      3,250        3,639
East Baton Rouge Parish  P.C.R. (Rhone-Poulenc Inc. L.O.C.
   Banque Nationale de Paris) V.R.D.B. 3.700%........                        300          300
*Lake Charles Harbor & Terminal District P.C.R. (Conoco, Inc. gtd.
   by E.I. DuPont) V.R.D.B. 3.800%...................                      1,600        1,600
New Orleans G.O. (AMBAC Insured) Zero Coupon (Effective Yield
   6.125%) 9/01/12...................................                      6,250        2,430
Orleans Parish School Board G.O. Refunding Series B (FGIC Insured)
   5.200% 2/01/14....................................                      2,000        1,849

Managed Municipals Fund CONTINUED
                                                                       Principal       Market
                                                                          Amount        Value
LOUISIANA (CONTINUED)
*St. Charles Parish P.C.R. (Shell Oil Co.) V.R.D.B.
   3.800% Series 1992A...............................                    $   300       $  300
   3.800% Series 1993................................                      3,100        3,100
                                                                                      -------
                                                                                       13,218
MAINE (1.2%)
*Maine Educational Loan Marketing Corporation Student Loan
   Revenue Series 1994 B-1 6.500% 11/01/09...........                      3,000        3,054
*Maine Housing Authority Mortgage Revenue Series D-5
   7.550% 11/15/19...................................                      2,520        2,604
   7.550% 11/15/22...................................                      1,750        1,808
                                                                                      -------
                                                                                        7,466
MARYLAND (1.2%)
Washington Suburban Sanitary District
   6.600% 6/01/16....................................                      2,795        2,977
   6.625% 6/01/17....................................                      1,660        1,771
   6.625% 6/01/19....................................                      2,320        2,475
                                                                                      -------
                                                                                        7,223
MASSACHUSETTS (7.1%)
Massachusetts Bay Transportation Authority Refunding
   7.000% 3/01/14 Series 1994 A......................                      3,150        3,583
   6.200% 3/01/16 Series 1992 B......................                      9,825       10,292
   7.000% 3/01/19 Series 1994 A......................                      2,500        2,859
Massachusetts College Building Authority Project Refunding Series A
   7.500% 5/01/11....................................                      1,500        1,796
   7.500% 5/01/14....................................                      3,500        4,168
Massachusetts Health & Educational Facilities Authority Revenue
   6.250% 7/01/12 (Massachusetts General Hospital Project)
     (AMBAC Insured).................................                      5,750        6,102
   6.250% 12/01/22 (Dana Farber Cancer Institute)....                      6,500        6,494
   6.750% 7/01/24 (Brigham & Women's Hospital)
     (AMBAC Insured).................................                      7,365        7,792
                                                                                      -------
                                                                                       43,086
MICHIGAN (0.5%)
Michigan Hospital Finance Authority Providence Hospital Revenue
   Refunding (Daughters of Charity Health Systems Inc.)
   7.000% 11/01/21...................................                      3,000        3,192

MINNESOTA (1.7%)
*Minneapolis St. Paul Housing Finance Board Single Family
   Mortgage Revenue (collateralized by Government National
   Mortgage Association Securities)
     7.250% 8/01/21..................................                      2,400        2,535
     7.300% 8/01/31..................................                      3,560        3,696
*Minnesota Housing Finance Agency Single
   Family Mortgage Series A 7.450% 7/01/22...........                      3,990        4,214
                                                                                      -------
                                                                                       10,445
MISSISSIPPI (0.4%)
Biloxi Mortgage Revenue Refunding Series 1987 (Biloxi Regional
   Medical Center) (Escrowed in U.S. Treasury Securities)
   19.000% 8/15/98...................................                      2,000        2,569

MISSOURI (0.8%)
Little Blue Valley Sewer District Revenue Refunding (AMBAC
   Insured) (Escrowed in U.S. Treasury Securities) (pre-refunded to
   10/01/98) 9.000% 10/01/07.........................                      1,000        1,103

Managed Municipals Fund CONTINUED
                                                                       Principal       Market
                                                                          Amount        Value
MISSOURI (CONTINUED)
Missouri Health and Educational Facility (Washington University)
   V.R.D.B. 3.700%...................................                    $ 2,600      $ 2,600
Missouri Housing Community Development Single Family Mortgage
   Revenue 9.375% 4/01/16............................                         90           95
Springfield School District Refunding G.O. Series B (FGIC Insured)
   9.500% 3/01/07....................................                        600          807
                                                                                      -------
                                                                                        4,605
NEVADA (0.7%)
*Nevada Housing Division Single Family Mortgage (FHA/VA
   Insured) 7.750% 4/01/22...........................                      4,050        4,216

NEW JERSEY (0.9%)
New Jersey G.O. Series D 6.000% 2/15/11..............                      5,150        5,436

NEW MEXICO (0.7%)
Albuquerque I.D.R. (Motorola Inc.) 10.000% 6/01/13...                      1,000        1,036
Bernalillo County Gross Receipts Tax Revenue Series 1996 A
   5.750% 4/01/21....................................                      3,460        3,393
                                                                                      -------
                                                                                        4,429
NEW YORK (11.1%)
Erie County Water Authority Water Revenue Refunding Series 1992
   (AMBAC Insured) Zero Coupon (Effective Yield 7.300%)
   12/01/17..........................................                        660          142
New York City G.O.
   5.750% 2/01/14 Series G...........................                      3,145        2,924
   8.750% 11/01/17 Series A (Escrowed in U.S. Treasury Securities)
     (pre-refunded to11/01/97) ......................                      1,000        1,076
   6.000% 2/15/25 Series D...........................                     12,980       12,124
New York Dormitory Authority Lease Revenue State University
   Dormitory Facilities (AMBAC Insured)
     6.000% 7/01/09..................................                      2,000        2,095
     6.000% 7/01/11..................................                      1,110        1,156
New York Environmental Facilities Corporation P.C.R. Water
   Revolving Fund - New York City Municipal Water
   5.750% 6/15/10....................................                     10,000       10,187
*New York City I.D.A. Special Facility Revenue Series 1994
   (Terminal One Group, Associate L.P. Project) 6.000% 1/01/15             8,340        8,156
New York Urban Development Corp. State Facilities Revenue Refunding
   5.600% 4/01/15....................................                      2,600        2,444
   5.700% 4/01/20....................................                     10,990       10,322
Triborough Bridge & Tunnel Authority General Purpose Revenue
   6.625% 1/01/12 Series X...........................                      8,715        9,640
   6.125% 1/01/21 Series Y...........................                      6,890        7,172
                                                                                      -------
                                                                                       67,438
NORTH CAROLINA (1.9%)
*Halifax County P.C.R. (Westmoreland-Hadson Partners L.O.C.
   Credit Suisse Bank) V.R.D.B. 3.850%...............                        300          300
North Carolina Eastern Municipal Power Agency Power
   Systems Revenue
     6.500% 1/01/18 Series 1991 A (Escrowed in U.S.
       Treasury Securities)..........................                      4,315        4,734
     6.500% 1/01/18 Series 1991 A....................                      2,185        2,252
     8.000% 1/01/21 (Escrowed in U.S. Treasury Securities)
       (pre-refunded to 1/01/98).....................                        240          258

Managed Municipals Fund CONTINUED
                                                                       Principal       Market
                                                                          Amount        Value
NORTH CAROLINA (CONTINUED)
North Carolina Municipal Power Agency No. 1 Catawba Electric
   Revenue Refunding (AMBAC Insured) 6.000% 1/01/08..                    $ 3,585      $ 3,766
                                                                                      -------
                                                                                       11,310
OHIO (0.7%)
Franklin County Hospital Revenue Refunding and Improvement
   (Riverside Hospital) (Escrowed in U.S. Treasury Securities)
   (pre-refunded to 5/15/00) 7.600% 5/15/20..........                      3,900        4,375

OKLAHOMA (0.3%)
*Tulsa County Home Finance Authority Mortgage Revenue
   Series 1991 B (collateralized by Government National Mortgage
   Association Securities) 7.550% 5/01/23............                      1,825        1,923

OREGON (0.1%)
Port St. Helens P.C.R. (Portland General Electric Co. L.O.C. Swiss
   Bank) V.R.D.B. 3.800%.............................                        600          600

PENNSYLVANIA (2.7%)
Allegheny County Sanitation Authority Sewer Revenue (FGIC
   Insured) Zero Coupon (Effective Yield 6.800%) 6/01/07                   2,370        1,310
*Dauphin County I.D.A. Water Development Revenue (Dauphin
   Consolidated Water Supply General Waterworks Corp.)
   6.900% 6/01/24....................................                      2,400        2,639
Pennsylvania G.O. 6.250% 7/01/12.....................                     11,200       11,996
Schuykill County I.D.A. (Westwood Energy Properties Limited
   Partnership L.O.C. Fuji Bank Ltd.) V.R.D.B. 3.850%                        360          360
                                                                                      -------
                                                                                       16,305
RHODE ISLAND (1.0%)
*Rhode Island Housing & Mortgage Finance Corporation
   7.550% 10/01/22...................................                      5,650        5,976

SOUTH CAROLINA (3.0%)
*Calhoun County Solid Waste Disposal Facilities Revenue (Eastman
   Kodak Co.) (Escrowed in U.S. Treasury Securities)
   6.750% 5/01/17....................................                      3,000        3,280
Greenville Hospital System Hospital Facilities Revenue Series B
   5.250% 5/01/23....................................                      5,000        4,490
*Richland County Solid Waste Disposal Facilities Revenue
   Series 1991 B (Union Camp Corp.) 7.125% 9/01/21...                      5,000        5,346
*South Carolina Housing Finance Agency Single Family Mortgage
   Revenue Series C 7.750% 7/01/22...................                      4,775        4,979
                                                                                      -------
                                                                                       18,095
SOUTH DAKOTA (3.1%)
Heartland Consumers Power District Electric Revenue Refunding
   (FSA Insured) 6.000% 1/01/17......................                      8,000        8,200
*South Dakota Student Loan Assistance Corp. Student Loan Revenue
   Series B 7.450% 8/01/00...........................                      9,820       10,365
                                                                                      -------
                                                                                       18,565
TENNESSEE (1.7%)
*Tennessee Housing Development Agency (Homeownership Project)
   7.300% 7/01/11....................................                     10,000       10,289

Managed Municipals Fund CONTINUED
                                                                       Principal       Market
                                                                          Amount        Value
TEXAS (7.0%)
Brazos River P.C.R. (Monsanto Co.) V.R.D.B. 3.200%...                   $  1,400      $ 1,400
*Harris County Industrial Development Corp. P.C.R. (Exxon Corp.)
   V.R.D.B. 3.800%...................................                        100          100
Houston Water & Sewer Systems Revenue Refunding (AMBAC
   Insured):
     Zero Coupon (Effective Yield 6.800%) 12/01/08...                      4,000        2,001
     Zero Coupon (Effective Yield 6.8125%) 12/01/09..                      4,000        1,868
     Zero Coupon (Effective Yield 6.850%) 12/01/10...                      3,750        1,643
Sabine River Authority P.C.R. (Southwestern Electric Power
   Company) Series 1986 8.200% 7/01/14...............                      6,000        6,120
Southwestern Higher Education Authority (Southern Methodist
   University) L.O.C. Morgan Guaranty V.R.D.B. 3.800%                        400          400
Texas G.O. Veteran's Welfare Fund (Escrowed in U.S. Treasury
   Securities) (pre-refunded to 12/01/99) 8.300% 12/01/16                 15,275       17,065
Texas Municipal Power Agency Revenue Refunding
   Zero Coupon (Effective Yield 6.900%) 9/01/08 (AMBAC Insured)            1,475          748
   Zero Coupon (Effective Yield 6.050%) 9/01/13 (MBIA Insured)            14,000        5,127
Texas T.R.A.N. Series A 4.750% 8/30/96...............                      4,575        4,584
*Travis County Housing Finance Agency Single Family Mortgage
   (collateralized by Government National Mortgage Association
   Securities) (FGIC Insured) 8.000% 9/01/10.........                      1,350        1,414
                                                                                      -------
                                                                                       42,470
VERMONT (0.2%)
*Vermont Housing Finance Agency Single Family Mortgage
   Revenue Series A 8.150% 5/01/25...................                      1,095        1,152

VIRGINIA (0.5%)
*Campbell County I.D.A. (Hadson Power L.O.C. Barclays Bank)
   V.R.D.B. 3.900%...................................                        400          400
Virginia Beach G.O. Refunding Series B 12.750% 7/15/01                     2,000        2,709
                                                                                      -------
                                                                                        3,109
WASHINGTON (5.7%)
*Port of Longview Industrial Development Corporation Solid Waste
   Disposal Revenue (Weyerhaeuser Company) 6.875% 10/01/08                 8,250        9,036
Washington G.O.
   5.750% 9/01/10 Refunding Series R.................                      3,000        3,045
   6.000% 6/01/13 Series B...........................                      7,280        7,520
Washington Public Power Supply Systems Revenue Refunding
   Zero Coupon (Effective Yield 6.700%) 7/01/05 Series 1991 B
     (FGIC Insured) (Nuclear Project #3).............                      5,000        3,093
   Zero Coupon (Effective Yield 6.950%) 7/01/08 Series B
     (Nuclear Project #3)............................                      7,000        3,380
   6.300% 7/01/12 Series 1992 A (Nuclear Project #2).                      3,500        3,599
   6.500% 7/01/18 Series 1991 C (Nuclear Project #3).                      5,000        5,138
                                                                                      -------
                                                                                       34,811
WISCONSIN (1.4%)
Wisconsin G.O. Series G (Escrowed in U.S. Treasury Securities)
   (pre-refunded to 5/01/99) 6.750% 5/01/11..........                      5,000        5,346
Wisconsin Housing and Economic Development Authority Revenue
   7.750% 9/01/10....................................                      2,985        3,144
                                                                                      -------
                                                                                        8,490

Managed Municipals Fund CONTINUED
                                                                       Principal       Market
                                                                          Amount        Value
WYOMING (0.1%)
Green River P.C.R. (Rhone-Poulenc Inc. L.O.C. Banque National
   of Paris)
     V.R.D.B. 3.700%.................................                       $800       $  800
TOTAL MUNICIPAL SECURITIES (99.9%)
   (Amortized Cost $576,318)......................................                    606,048
OTHER ASSETS, LESS LIABILITIES (0.1%).............................                        311
                                                                                     --------
TOTAL NET ASSETS (100.0%).........................................                   $606,359
                                                                                     ========

* These securities are subject to Alternative Minimum Tax. At June 30, 1996, these securities represented 25.4 percent of net assets.
** This security is subject to contractual or legal restrictions on its resale. At June 30, 1996, the value of this security represented 0.2 percent of net assets.

See accompanying notes to financial statements.

High-Yield Municipals Fund
Investments as of June 30, 1996
(Dollar Amounts In Thousands)
                                                                       Principal       Market
MUNICIPAL SECURITIES (97.9%)                                              Amount        Value
ARIZONA (1.0%)
Arizona Health Facilities Hospital System Revenue Refunding
   (Phoenix Memorial Hospital) 8.125% 6/01/12........                    $ 2,500      $ 2,677

CALIFORNIA (2.4%)
Foothill/Eastern Transportation Corridor Agency Toll Road
   Revenue Sr. Lien Series 1995 A 6.500% 1/01/32.....                      2,000        1,995
Long Beach Aquarium of the Pacific Revenue Series 1995 A
   6.125% 7/01/23....................................                      5,000        4,649
                                                                                      -------
                                                                                        6,644
COLORADO (7.6%)
Adams County Single Family Mortgage Revenue Series B
   (Escrowed in U.S. Treasury Securities)
     11.250% 9/01/11 (pre-refunded to 9/01/09).......                        325          494
     11.250% 9/01/11 (pre-refunded to 9/01/10).......                        360          554
     11.250% 9/01/11.................................                        220          341
     11.250% 9/01/12.................................                      1,440        2,254
Arapahoe County Capital Improvement Highway Revenue
   7.000% 8/31/26....................................                      7,000        7,273
**Briargate Public Building Authority Landowner's Assessment
   Lien Revenue
     10.250% 12/15/00 Series 1985 A..................                        500          350
     9.500% 12/15/07 Series 1986 A...................                      1,781        1,246
Colorado Health Facilities Authority Revenue
   7.250% 4/01/11 (Birchwood Manor Apartments) (collateralized
     by Government National Mortgage Association Securities)                 705          741
   8.500% 2/15/21 Series B (PSL Health Systems) (Escrowed in
   U.S. Treasury Securities) (pre-refunded to 2/15/01)                     3,250        3,787
*Denver City and County Airport Revenue Series D
   7.750% 11/15/21...................................                      4,000        4,417
                                                                                      -------
                                                                                       21,457
FLORIDA (1.0%)
***Florida Housing Finance Agency Multi-Family
   Housing Revenue (Palm-Aire) 10.000% 1/01/20.......                      2,835        1,842
Leesburg Capital Improvement Hospital Revenue Series 1991 A
   (Leesburg Regional Medical Center) (Escrowed in U.S. Treasury
   Securities) (pre-refunded to 7/01/01) 7.375% 7/01/11                      775          887
*St. Lucie County Solid Waste Disposal Revenue (Florida Power &
   Light Co.) V.R.D.B. 3.800%........................                        200          200
                                                                                      -------
                                                                                        2,929
GEORGIA (4.9%)
*Cartersville Development Authority Water and Wastewater Facilities
   Revenue (Anheuser Busch) 7.375% 5/01/09...........                      5,000        5,786
Hapeville Development Authority I.D.R. (Hapeville Hotel Ltd.
   L.O.C. Deutsche Bank) V.R.D.B. 3.600%.............                      1,600        1,600
Municipal Electric Authority of Georgia Power Revenue
   6.600% 1/01/18....................................                      6,065        6,478
                                                                                      -------
                                                                                       13,864
IDAHO (1.2%)
*Idaho Housing Agency Single Family Mortgage Revenue Series B
   (FHA Insured) 7.500% 7/01/24......................                      3,355        3,475
High-Yield Municipals Fund CONTINUED
                                                                       Principal       Market
                                                                          Amount        Value
ILLINOIS (2.7%)
Chicago Skyway Toll Bridge Revenue Series 1994
   6.750% 1/01/17....................................                    $ 1,500      $ 1,524
***Illinois Development Finance Authority (Catholic Charities
   Housing Development) 5.950% 1/01/09...............                      1,400        1,331
Illinois Health Facilities Authority Revenue Refunding
   8.125% 7/01/06 Series 1991 (United Medical Center) (Escrowed
     in U.S. Treasury Securities) (pre-refunded to 7/01/03)                2,595        2,914
   7.000% 2/15/22 Series 1992 (Edward Hospital Association)                  685          714
Illinois Housing Development Authority Multi-Family Housing
   Series C 7.400% 7/01/23...........................                        140          145
*Southwestern Illinois Development Authority Solid Waste Disposal
   Revenue (Shell Oil Co.)
   3.800% V.R.D.B. Series 1991.......................                        100          100
   3.800% V.R.D.B. Series 1992.......................                        700          700
   3.800% V.R.D.B. Series 1995.......................                        200          200
                                                                                      -------
                                                                                        7,628
INDIANA (13.0%)
*Hammond Sewer & Solid Waste Disposal Revenue (American
   Maize Products Co.) 8.000% 12/01/24...............                      4,000        4,387
Indiana Transportation Finance Authority Airport Facilities Lease
   Revenue Series A 6.250% 11/01/16..................                      4,500        4,529
*Indianapolis Airport Authority Revenue Special Facilities
   7.100% 1/15/17 (Federal Express Corp.)............                      5,000        5,255
   6.500% 11/15/31 (United Airlines).................                      7,000        6,840
**Indianapolis Economic Development Revenue First Lien
   9.375% 8/01/19 (The Home Place I Project).........                      1,457          801
   9.500% 2/01/21 (The Home Place II Project)........                        780          429
Indianapolis Local Public Improvement Bond Bank Series 1991 C
   (Escrowed in U.S. Treasury Securities) 6.700% 1/01/17                   8,900        9,800
**New Castle Economic Development Revenue (Raintree Square
   Project)
   8.650% 4/01/17 Series 1988 A (FHA Insured)........                      2,860        3,177
   *Zero Coupon 3/01/18 Series 1988 B................                     30,655           77
**Westfield Economic Development Revenue First Lien (Sanders
   Glen Project) 9.375% 8/01/19......................                      2,231        1,562
                                                                                      -------
                                                                                       36,857
IOWA (1.3%)
Iowa Housing Finance Authority Single Family Housing Revenue
   Zero Coupon (Effective Yield 10.264%) 9/01/16.....                     36,870        3,803

KANSAS (0.7%)
CSJ Health Systems of Wichita Revenue 7.000% 11/15/18                      2,000        2,064

LOUISIANA (3.0%)
*De Soto Parish Environmental Impact Revenue (International
   Paper Co.) Series A 7.700%  11/01/18..............                      2,500        2,799
Lake Charles Harbor & Terminal District P.C.R. (Conoco Inc. gtd.
   by E.I. DuPont) V.R.D.B.
     3.600%..........................................                        100          100
     3.800%..........................................                      1,200        1,200
Louisiana Public Facilities Authority Hospital Revenue (Women's
   Hospital Foundation) 7.250% 10/01/22..............                      2,300        2,367

High-Yield Municipals Fund CONTINUED
                                                                       Principal       Market
                                                                          Amount        Value
LOUISIANA (CONTINUED)
*St. Charles Parish P.C.R (Shell Oil Co.) V.R.D.B.
   3.800% Series 1991................................                    $ 1,100      $ 1,100
   3.800% Series 1992 A..............................                        900          900
   3.800% Series 1993................................                        100          100
                                                                                      -------
                                                                                        8,566
MASSACHUSETTS (3.9%)
Massachusetts Bay Transportation Authority Refunding Series B
   6.200% 3/01/16....................................                      5,825        6,102
Massachusetts Health & Educational Facilities Authority Revenue
   (Dana Farber Cancer Institution) 6.250% 12/01/22..                      4,000        3,996
*Massachusetts Housing Finance Agency Series A 9.000% 12/01/18               850          882
                                                                                      -------
                                                                                       10,980
MISSISSIPPI (3.6%)
Adams County Hospital Revenue (Jefferson Davis Memorial
   Hospital) 7.900% 10/01/08.........................                        750          809
Claiborne County P.C.R. (Systems Energy)
   9.500% 12/01/13 Series A..........................                        750          833
   9.875% 12/01/14 Series C..........................                      1,000        1,119
   7.300% 5/01/25....................................                      2,000        2,060
Lowndes County Solid Waste Disposal & P.C.R. Refunding
   (Weyerhaeuser Company) 6.800% 4/01/22.............                      4,995        5,476
                                                                                      -------
                                                                                       10,297
MISSOURI (1.1%)
*St. Louis I.D.A. Revenue Refunding (Kiel Center Multipurpose
   Arena) 7.875% 12/01/24............................                      3,000        3,192

MONTANA (0.4%)
Montana Board of Housing Single Family Mortgage Revenue
   (FHA/VA Insured)
     7.300% 10/01/17 Series B-1......................                        455          476
     *7.500% 4/01/23 Series B-2......................                        500          523
                                                                                      -------
                                                                                          999
NEBRASKA (1.4%)
*Nebraska Higher Education Loan Program Junior Subordinated
   Series A-6 6.450% 6/01/18.........................                      4,000        3,994

NEVADA (0.8%)
Humboldt County P.C.R. (Idaho Power Company)
   8.300% 12/01/14...................................                      2,000        2,336

NEW JERSEY (2.5%)
New Jersey Economic Development Authority Revenue
   (Winchester Gardens) 8.625% 11/01/25..............                      5,000        4,947
New Jersey Health Care Facilities Financing Authority Revenue
   Refunding (Raritan Bay Medical Center) 7.250% 7/01/27                   2,200        2,238
                                                                                      -------
                                                                                        7,185
NEW YORK (4.3%)
Erie County Water Authority Revenue Refunding (AMBAC
   Insured) Zero Coupon (Effective Yield 7.300%) 12/01/17                    660          142
New York City G.O.
   7.250% 8/15/07 Series 1996 B......................                      1,000        1,089
   5.750% 2/01/14 Series 1996 F......................                      5,720        5,318
*New York City I.D.A. Special Facility Revenue Series 1994 (Terminal
   One Group Association L.P. Project) 6.000% 1/1/15.                      3,465        3,389

High-Yield Municipals Fund CONTINUED
                                                                       Principal       Market
                                                                          Amount        Value
NEW YORK (CONTINUED)
Triborough Bridge & Tunnel Authority General Purpose
   Revenue Series E 7.250% 1/01/10...................                    $ 2,000      $ 2,232
                                                                                      -------
                                                                                       12,170
NORTH CAROLINA (1.9%)
North Carolina Eastern Municipal Power Agency Power
   Systems Revenue
     6.500% 1/01/18 Series 1991 A....................                      1,680        1,731
     6.500% 1/01/18 Series 1991 A (Escrowed in U.S. Treasury
       Securities)...................................                      3,320        3,643
                                                                                      -------
                                                                                        5,374
OHIO (2.7%)
*Greater Allen County Housing Development Corp. Revenue First
   Lien (Steiner-McBride Apartments Project) 10.250% 9/01/03               1,385        1,399
*Ohio Water Development Facilities Authority P.C.R. (Cleveland
   Electric Illuminating Company) Mandatory Put
   11/01/97 9.750%...................................                      5,060        5,267
Oxford Hospital Facilities Revenue Series 1986 (McCullough-Hyde
   Memorial Hospital) 8.000% 5/01/17.................                      1,000        1,023
                                                                                      -------
                                                                                        7,689
PENNSYLVANIA (12.1%)
Allentown Area Hospital Authority Revenue (Sacred Heart Hospital
   of Allentown) 7.500% 7/01/06......................                      3,460        3,672
Beaver County I.D.A. P.C.R. Revenue Refunding (Toledo Edison
   Company) 7.625% 5/01/20...........................                      4,900        4,874
*Dauphin County I.D.A. Revenue Series A (Dauphin Consolidated
   Water Supply General Waterworks Corp.) 6.900% 6/01/24                   2,700        2,969
Delaware County Hospital Authority Revenue Series A (Mercy
   Catholic Medical Center) (Escrowed in U.S. Treasury Securities)
   (pre-refunded to 11/01/97) 7.375% 11/01/12........                      1,100        1,169
Montgomery County Higher Education & Health Authority Hospital Revenue
   (Jeanes Health Systems) (Escrowed in U.S.
   Treasury Securities) (Pre-refunded to 7/01/00) 8.750% 7/01/20           3,200        3,707
*Pennsylvania Economic Development Financing Authority
   Recycling Revenue Series 1995 A (Ponderosa Fibres Project)
   9.250% 1/01/22....................................                      6,000        5,786
*Pennsylvania Economic Development Financing Authority
   Resource Recovery Revenue Refunding (Northhampton)
     Series 1995 B 6.750% 1/01/07....................                      3,000        2,975
     Series A 6.600% 1/01/19.........................                      2,000        1,877
Philadelphia Municipal Lease Revenue Refunding Series 1993 D
   6.250% 7/15/13....................................                      2,500        2,465
Philadelphia Water & Sewer Revenue Tenth Series (Escrowed in U.S.
    Treasury Securities) 7.350% 9/01/04..............                      4,140        4,612
                                                                                      -------
                                                                                       34,106
PUERTO RICO (2.0%)
Puerto Rico Highway & Transportation Authority Highway
   Revenue Refunding
     6.625% 7/01/12 Series V.........................                      2,000        2,120
     6.625% 7/01/18 Series T (Escrowed in U.S. Treasury Securities)
       (pre-refunded to 7/01/02).....................                      3,200        3,528
                                                                                      -------
                                                                                        5,648
SOUTH CAROLINA (0.8%)
*Calhoun County Solid Waste Disposal Facilities Revenue
   (Eastman Kodak Co.) (Escrowed in U.S. Treasury Securities)
   6.750% 5/01/17....................................                      2,000        2,187

High-Yield Municipals Fund CONTINUED
                                                                       Principal       Market
                                                                          Amount        Value
SOUTH DAKOTA (1.2%)
*South Dakota Student Loan Assistance Corp.
   Student Loan Revenue Series B 7.450% 8/01/00......                    $ 3,320      $ 3,504

TENNESSEE (0.7%)
Knox County Health, Educational and Housing Facilities Revenue
   (Baptist Health Systems of East Tennessee) 8.600% 4/15/16               2,005        2,100

TEXAS (8.4%)
*Alliance Airport Authority Special Facilities Revenue Series 1991
   (American Airlines) 7.000% 12/01/11...............                      4,000        4,304
*Bexar County Housing Financing Corp. Revenue Series B
   (collateralized by Government National Mortgage Association
   Securities) 9.250% 4/01/16........................                        515          535
Harris County Housing Finance Corp. Single Family Housing
   Revenue Series 1983 9.625% 3/15/03................                        280          280
*Harris County Industrial Development Corporation P.C.R. (Exxon
   Corp.) V.R.D.B. 3.800%............................                        400          400
Montgomery County Health Facilities Development Corp. Hospital
   Mortgage Revenue Refunding (Woodlands Medical Center)
   8.850% 8/15/14....................................                      2,510        2,692
North Central Health Facilities Development Corporation Hospital
   Revenue (Tri-City Health Center) 9.500% 5/01/21...                      8,300        7,221
*Port of Bay City Authority Revenue (Hoechst Celanese Corp.)
   6.500%  5/01/26...................................                      3,000        3,057
Port Corpus Christi Industrial Development Corporation Revenue
   Series A (Valero Refining & Marketing) 10.250% 6/01/17                  4,280        4,591
*Port of Corpus Christi I.D.C. Sewer and Solid Waste (Citgo Inc.
   L.O.C. Banque Nationale de Paris) V.R.D.B. 3.800%.                        300          300
*Texas Housing Agency Residential Mortgage Revenue Series D
   8.400% 1/01/21....................................                        305          318
                                                                                      -------
                                                                                       23,698
UTAH (0.6%)
*Utah Housing Finance Agency Single Family Mortgage
   7.750% 1/01/23 Series B-2 (FHA Insured)...........                        605          637
   7.550% 7/01/23 Series C-3 (FHA/VA Insured)........                        895          936
                                                                                      -------
                                                                                        1,573
VIRGINIA (2.4%)
*Pittsylvania County I.D.A. Revenue Series A (Multitrade of
   Pittsylvania County L.P.)
     7.450% 1/01/09..................................                      3,500        3,586
     7.550% 1/01/19..................................                      3,100        3,180
                                                                                      -------
                                                                                        6,766
WASHINGTON (6.3%)
Quincy Water and Sewer Revenue Series I (Escrowed in U.S. Treasury
   Securities) (pre-refunded to 11/01/00) 9.250% 11/01/10                  2,650        3,068
Washington G.O. Series B 6.400% 6/01/17..............                      5,000        5,399
Washington Health Care Facilities Authority Revenue (Sacred Heart
   Medical Center, Spokane) 6.875% 2/15/12...........                      1,500        1,581

High-Yield Municipals Fund CONTINUED
                                                                       Principal       Market
                                                                          Amount        Value
WASHINGTON (CONTINUED)
*Washington Housing Finance Commission Single Family Mortgage
   Revenue Series C (collateralized by Government and Federal
   National Mortgage Association Securities)
     Zero Coupon (Effective Yield 7.750%) 1/01/22....                    $ 1,720      $   257
     Zero Coupon (Effective Yield 7.750%) 7/01/22....                      1,905          274
     Zero Coupon (Effective Yield 7.750%) 1/01/23....                      1,905          264
     Zero Coupon (Effective Yield 7.750%) 7/01/23....                      1,910          255
     Zero Coupon (Effective Yield 7.750%) 1/01/24....                      1,920          247
     Zero Coupon (Effective Yield 7.750%) 7/01/24....                      1,910          237
Washington Public Power Supply Systems Revenue (Nuclear
   Project #2)
     Zero Coupon (Effective Yield 6.888%) 7/01/07....                      6,945        3,602
     6.300% 7/01/12 Series 1992 A....................                      2,500        2,571
                                                                                     --------
                                                                                       17,755
WISCONSIN (1.1%)
*Wisconsin Housing and Economic Development Authority
   Revenue 7.850% 3/01/24............................                      2,950        3,076

WYOMING (0.9%)
*Green River (Rhone Poulenc Inc. L.O.C. Societe Generale)
   V.R.D.B. 3.900%...................................                        700          700
Wyoming Community Development Authority Single Family
   Mortgage Revenue Series A (FHA Insured) 7.375% 6/01/17                  1,730        1,809
                                                                                     --------
                                                                                        2,509
TOTAL MUNICIPAL SECURITIES (97.9%)
   (Amortized Cost $274,221)......................................                    277,102
OTHER ASSETS, LESS LIABILITIES (2.1%).............................                      5,854
                                                                                     --------
TOTAL NET ASSETS (100.0%).........................................                   $282,956
                                                                                     ========

* These securities are subject to the Alternative Minimum Tax. At June 30, 1996, these securities represented 34.9 percent of net assets.
** Non-income producing securities.
*** This security is subject to contractual or legal restrictions on its resale. At June 30, 1996, the value of this security represented 0.5 percent of net assets.

See accompanying notes to financial statements.

Balance Sheets
June 30, 1996
(Amounts In Thousands, except per-share amounts)
                                                                     MUNICIPAL
                                                                     MONEY            INTERMEDIATE    MANAGED          HIGH-YIELD
                                                                     MARKET           MUNICIPALS      MUNICIPALS       MUNICIPALS
                                                                     FUND             FUND            FUND             FUND
Assets
Investments, at market value .................................       $    --          $ 207,251       $ 606,048        $ 277,102
Investment in SR&F Municipal Money Market Portfolio,
         at value ............................................         121,462             --              --               --
Receivable for investments sold ..............................            --              1,246           2,250              690
Receivable for fund shares sold ..............................             358               55             121               14
Accrued interest receivable ..................................            --              3,760          11,887            5,591
Cash and other assets ........................................             311              251             531              588
                                                                     ---------        ---------       ---------        ---------
         Total Assets ........................................       $ 122,131        $ 212,563       $ 620,837        $ 283,985
                                                                     =========        =========       =========        =========
Liabilities
Payable for investments purchased ............................       $    --          $   7,297       $  12,998        $    --
Payable for fund shares redeemed .............................           1,523             --              --               --
Dividends payable ............................................             104              334           1,124              559
Payable to investment adviser and transfer agent .............              41              116             330              161
Other liabilities ............................................              31               90              26              309
                                                                     ---------        ---------       ---------        ---------
         Total Liabilities ...................................           1,699            7,837          14,478            1,029
                                                                     ---------        ---------       ---------        ---------
Capital
Paid-in capital ..............................................         120,439          197,541         580,713          284,905
Net unrealized appreciation of investments ...................            --              6,615          29,730            2,881
Accumulated net realized gains (losses) on investments .......              (7)             570          (4,084)          (4,830)
                                                                     ---------        ---------       ---------        ---------
         Total Capital (Net Assets) ..........................         120,432          204,726         606,359          282,956
                                                                     ---------        ---------       ---------        ---------
         Total Liabilities and Capital .......................       $ 122,131        $ 212,563       $ 620,837        $ 283,985
                                                                     =========        =========       =========        =========
Shares Outstanding (Unlimited Number Authorized) .............         120,365           18,243          68,507           24,814
                                                                     =========        =========       =========        =========
Net Asset Value (Capital) Per Share ..........................       $    1.00        $   11.22       $    8.85        $   11.40
                                                                     =========        =========       =========        =========
See accompanying notes to financial statements.

Statements of Operations
For The Year Ended
June 30, 1996
(Amounts In Thousands)
                                                                            MUNICIPAL
                                                                            MONEY         INTERMEDIATE  MANAGED      HIGH-YIELD
                                                                            MARKET        MUNICIPALS    MUNICIPALS   MUNICIPALS
                                                                            FUND          FUND          FUND         FUND
Investment Income
Tax-exempt interest ...................................................     $  1,322      $ 11,825      $ 38,182     $ 18,755
Tax-exempt interest income allocated from SR&F Municipal
         Money Market Portfolio .......................................        3,759          --            --           --
                                                                            --------      --------      --------     --------
         Total Investment Income ......................................        5,081        11,825        38,182       18,755
Expenses
Management fees .......................................................          419         1,220         3,262        1,549
Expenses allocated from SR&F Municipal Money Market Portfolio .........          298          --            --           --
Transfer agent fees ...................................................          200           300           871          391
Printing and postage ..................................................           61            39           117           72
SEC and state registration fees .......................................           27            24            22           25
Legal and audit fees ..................................................           21            34            37           56
Accounting fees .......................................................           27            29            40           31
Trustees fees .........................................................           22            22            36           29
Custodian fees ........................................................           10          --               5         --
Other .................................................................           43            57            93          213
                                                                            --------      --------      --------     --------
                                                                               1,128         1,725         4,483        2,366
Reimbursement of expenses by investment adviser .......................         (194)         (227)         --           --
                                                                            --------      --------      --------     --------
         Total Expenses ...............................................          934         1,498         4,483        2,366
                                                                            --------      --------      --------     --------
         Net Investment Income ........................................        4,147        10,327        33,699       16,389
                                                                            --------      --------      --------     --------
Realized and Unrealized Gains (Losses) on Investments
Net realized gains (losses) on investments ............................           (5)        1,659         3,828          180
Net change in unrealized appreciation or depreciation on investments ..         --            (459)          864        2,229
                                                                            --------      --------      --------     --------
         Net Gains (Losses) on Investments ............................           (5)        1,200         4,692        2,409
                                                                            --------      --------      --------     --------
Net Increase in Net Assets Resulting from Operations ..................     $  4,142      $ 11,527      $ 38,391     $ 18,798
                                                                            ========      ========      ========     ========
See accompanying notes to financial statements.

Statements of Changes in Net Assets
For the Years Ended June 30, 1995 and 1996
(Amounts In Thousands)
                                                                              MUNICIPAL MONEY              INTERMEDIATE
                                                                                MARKET FUND               MUNICIPALS FUND
                                                                             1995          1996          1995           1996
Operations
Net investment income ...................................................  $   4,655     $   4,147     $  10,858     $  10,327
Net realized gains (losses) on investments ..............................       --              (5)         (935)        1,659
Net change in unrealized appreciation or depreciation of investments ....       --            --           3,694          (459)
                                                                           ---------     ---------     ---------     ---------
         Net Increase in Net Assets Resulting from Operations ...........      4,655         4,142        13,617        11,527
                                                                           ---------     ---------     ---------     ---------
Distributions To Shareholders
Dividends from net investment income ....................................     (4,655)       (4,147)      (10,858)      (10,327)
                                                                           ---------     ---------     ---------     ---------
Share Transactions
Subscriptions to fund shares ............................................    239,238       178,387        65,416        37,532
Investment income dividends reinvested ..................................      4,001         3,663         6,688         6,377
Redemptions of fund shares ..............................................   (262,355)     (208,317)     (100,427)      (52,872)
                                                                           ---------     ---------     ---------     ---------
         Net Decrease from Share Transactions ...........................    (19,116)      (26,267)      (28,323)       (8,963)
                                                                           ---------     ---------     ---------     ---------
         Net Decrease in Net Assets .....................................    (19,116)      (26,272)      (25,564)       (7,763)
Total Net Assets
Beginning of Period .....................................................    165,820       146,704       238,053       212,489
                                                                           ---------     ---------     ---------     ---------
End of Period ...........................................................  $ 146,704     $ 120,432     $ 212,489     $ 204,726
                                                                           =========     =========     =========     =========
Analyses of Changes in Shares of Beneficial Interest
Subscriptions to fund shares ............................................    239,238       178,387         6,010         3,308
Investment income dividends reinvested ..................................      4,001         3,663           611           562
                                                                           ---------     ---------     ---------     ---------
                                                                             243,239       182,050         6,621         3,870
Redemptions of fund shares ..............................................   (262,355)     (208,317)       (9,229)       (4,662)
                                                                           ---------     ---------     ---------     ---------
Net decrease in fund shares .............................................    (19,116)      (26,267)       (2,608)         (792)
Shares outstanding at beginning of period ...............................    165,748       146,632        21,643        19,035
                                                                           ---------     ---------     ---------     ---------
Shares outstanding at end of period .....................................    146,632       120,365        19,035        18,243
                                                                           =========     =========     =========     =========

See accompanying notes to financial statements.

Statements of Changes in Net Assets
For the Years Ended June 30, 1995 and 1996
(Amounts In Thousands)
                                                                                MANAGED                   HIGH-YIELD
                                                                            MUNICIPALS FUND             MUNICIPALS FUND
                                                                           1995          1996          1995          1996
Operations
Net investment income ................................................. $  37,935     $  33,699     $  17,185     $  16,389
Net realized gains (losses) on investments ............................    (2,748)        3,828        (2,660)          180
Net change in unrealized appreciation or depreciation of investments ..     7,348           864         7,892         2,229
                                                                        ---------     ---------     ---------     ---------
         Net Increase in Net Assets Resulting from Operations .........    42,535        38,391        22,417        18,798
                                                                        ---------     ---------     ---------     ---------
Distributions To Shareholders
Dividends from net investment income ..................................   (37,935)      (33,699)      (17,185)      (16,389)
                                                                        ---------     ---------     ---------     ---------
Share Transactions
Subscriptions to fund shares ..........................................    79,659        43,018        61,571        48,888
Investment income dividends reinvested ................................    21,933        18,841         9,681         9,372
Redemptions of fund shares ............................................  (163,714)      (89,922)     (103,510)      (58,868)
                                                                        ---------     ---------     ---------     ---------
         Net Decrease from Share Transactions .........................   (62,122)      (28,063)      (32,258)         (608)
                                                                        ---------     ---------     ---------     ---------
         Net Increase (Decrease) in Net Assets ........................   (57,522)      (23,371)      (27,026)        1,801
Total Net Assets
Beginning of Period ...................................................   687,252       629,730       308,181       281,155
                                                                        ---------     ---------     ---------     ---------
End of Period ......................................................... $ 629,730     $ 606,359     $ 281,155     $ 282,956
                                                                        =========     =========     =========     =========
Analyses of Changes in Shares of Beneficial Interest
Subscriptions to fund shares ..........................................     9,297         4,798         5,657         4,256
Investment income dividends reinvested ................................     2,544         2,106           879           814
                                                                        ---------     ---------     ---------     ---------
                                                                           11,841         6,904         6,536         5,070
Redemptions of fund shares ............................................   (19,210)      (10,050)       (9,536)       (5,111)
                                                                        ---------     ---------     ---------     ---------
Net increase (decrease) in fund shares ................................    (7,369)       (3,146)       (3,000)          (41)
Shares outstanding at beginning of period .............................    79,022        71,653        27,855        24,855
                                                                        ---------     ---------     ---------     ---------
Shares outstanding at end of period ...................................    71,653        68,507        24,855        24,814
                                                                        =========     =========     =========     =========

See accompanying notes to financial statements.

SR&F Municipal Money Market Portfolio
Balance Sheet
(Amounts In Thousands)
                                                                      JUNE 30,
                                                                          1996
ASSETS
Investments, at value ................................................$149,374
Receivable for investments sold ......................................   1,000
Accrued interest receivable ..........................................   1,283
Cash .................................................................       9
                                                                      --------
   Total Assets ......................................................$151,666
                                                                      ========
LIABILITIES
Payable for investments purchased ....................................$  8,702
Payable to investment adviser ........................................    --
Other liabilities ....................................................      36
                                                                      --------
   Total Liabilities .................................................   8,738
                                                                      --------
Net Assets applicable to investors' beneficial interests .............$142,928
                                                                      ========

Statement of Operations
(Amounts In Thousands)
                                                                      PERIOD
                                                                       ENDED
                                                                    JUNE 30,
                                                                    1996 (A)
INVESTMENT INCOME
Tax-exempt interest income ...........................................$4,402
                                                                      ------
EXPENSES
Management fees ......................................................   290
Audit and legal fees .................................................    23
Accounting fees ......................................................    21
Trustees' fees .......................................................     6
Custodian fees .......................................................     8
                                                                      ------
   Total Expenses ....................................................   348
                                                                      ------
Net Investment Income ................................................$4,054
                                                                      ======
See accompanying notes to financial statements.

SR&F Municipal Money Market Portfolio
Statement of Changes in Net Assets
(Amounts In Thousands)
                                                                         PERIOD
                                                                          ENDED
                                                                       JUNE 30,
                                                                       1996 (A)
OPERATIONS
Net investment income ............................................... $   4,054
                                                                      ---------
TRANSACTIONS IN INVESTORS' BENEFICIAL INTERESTS
Contributions .......................................................   241,616
Withdrawals .........................................................  (102,742)
                                                                      ---------
   Net Increase from transactions in investors' beneficial
      interests .....................................................   138,874
                                                                      ---------
   Net Increase in Net Assets .......................................   142,928
TOTAL NET ASSETS
Beginning of Period .................................................      --
                                                                      ---------
End of Period ....................................................... $ 142,928
                                                                      =========

(a) The Portfolio commenced operations September 28, 1995.

See accompanying notes to financial statements.

Notes To Financial Statements

NOTE 1. ORGANIZATION OF THE SR&F MUNICIPAL MONEY MARKET PORTFOLIO
The SR&F Municipal Money Market Portfolio (the "Portfolio") is a separate series of the SR&F Base Trust, a Massachusetts common trust organized under an Agreement and Declaration of Trust dated August 23, 1993. The Declaration of Trust permits the Trustees to issue non-transferable interests in the Portfolio. The Portfolio commenced operation on September 28, 1995. At commencement, the Stein Roe Municipal Money Market Fund contributed $131,563 in securities and other assets and the Colonial Municipal Money Market Fund contributed $24,119 in securities and other assets, which represented ownership of 84.5 percent and 15.5 percent, respectively.
   The Portfolio allocates net asset value, income and expenses based on respective percentage ownership of each investor on a daily basis. At June 30, 1996, Stein Roe Municipal Money Market Fund and Colonial Municipal Money Market Fund owned 85 percent and 15 percent, respectively.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
The following are the significant accounting policies of the Stein Roe Municipal Money Market Fund, Stein Roe Intermediate Municipals Fund, Stein Roe Managed Municipals Fund, and Stein Roe High-Yield Municipals Fund (the "Funds"), each a series of the Stein Roe Municipal Trust (a Massachusetts business trust) and, the SR&F Municipal Money Market Portfolio (the "Portfolio"), a series of the SR&F Base Trust (a Massachusetts business trust). The policies are in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

SECURITY VALUATIONS
All securities are valued as of June 28, 1996, the last business day in the period. Municipal securities are valued at a fair value using a procedure determined in good faith by the Board of Trustees, which has authorized the use of bid valuations provided by a pricing service, except for the Portfolio. Municipal securities of the Portfolio are valued at amortized cost, which approxi mates market value. This method involves valuing an instrument at cost on the purchase date and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument and does not take into account unrealized securities gains or losses. In the event that a deviation of 1/2 of 1 percent or more exists between the Stein Roe Municipal Money Market Fund's $1.00 per share net asset value, calculated at amor tized cost, and the net asset value calculated by reference to market quotations, the Board of Trustees would consider what action, if any, should be taken. Other securities and assets are valued by a method that the Board of Trustees believes represents a fair value.

FUTURES CONTRACTS
The Funds may enter into futures contracts to either hedge against expected declines of their portfolio securities or as a temporary substitute for the purchase of individual bonds. Risks of entering into futures contracts include the possibility that there may be an illiquid market at the time the Fund seeks to close out a contract, and changes in the value of the futures contract may not correlate with changes in the value of the portfolio securities being hedged.
   Upon entering into a futures contract, the Fund deposits with its custodian cash or securities in an amount sufficient to meet the initial margin requirements. Subsequent payments are made or received by the Fund equal to the daily change in the contract value and are recorded as unrealized gains or losses. The Fund recognizes a realized gain or loss when the contract is closed or expires. None of the Funds entered into futures contracts during the year ended June 30, 1996.

FEDERAL INCOME TAXES
No provision is made for federal income taxes since each of the Funds elect to be taxed as "regulated investment companies" and each make such distribu tions to their shareholders as to be relieved of all federal income taxes under provisions of current federal tax law. All dividends paid from net investment income by the Funds constitute tax-exempt interest that is not taxable for federal income tax purposes; however, a portion of the dividends paid may be includable in the alternative minimum tax calculation.

   The Funds intend to utilize provisions of the federal income tax laws, which allow them to carry a realized capital loss forward up to eight years following the year of the loss, and offset such losses against any future realized gains. At June 30, 1996, the Funds had capital loss carryforwards as follows:
                                       YEAR OF
FUND                  AMOUNT          EXPIRATION
Managed
  Municipals          $2,457          2003-2004
High-Yield
  Municipals           3,458          2003-2004

DISTRIBUTIONS TO SHAREHOLDERS
Dividends from net investment income are declared daily and paid monthly. Capital gain distributions, if any, are distributed annually. Distributions in excess of tax basis earnings are reported in the financial statements as a return of capital. Differences in the recognition or classification of income between the financial statements and tax earnings that result in temporary overdistri butions are classified as distributions in excess of net investment income or net realized gains, and any perma nent differences are reclassified to paid-in capital. None of the Funds had distri butions in excess of net investment income or net realized gains for the year ended June 30, 1996.

OTHER INFORMATION
Realized gains or losses from sales of securities are determined on the specific identified cost basis. Securities purchased on a when-issued or delayed delivery basis may be settled a month or more after the transaction date. These securities are subject to market fluctuation during this period. None of the Funds had when-issued or delayed delivery purchase commitments as of June 30, 1996. The Municipal Money Market Fund attempts to maintain its net asset value per share at $1.00, which it believes will be possible under most conditions. Original issue discounts and premiums on municipal securities of Intermediate Municipals Fund, Managed Municipals Fund and High-Yield Municipals Fund are accreated or amortized. A maturity date is not shown for municipal securities bearing variable or floating interest rates that are adjusted periodically to minimize fluctuations in the value of such securities. All amounts, except per-share amounts, are shown in thousands.

NOTE 3. PORTFOLIO COMPOSITION
The Funds and the Portfolio invest in municipal securities including, but not limited to, general obligation bonds, revenue bonds and escrowed bonds (which are bonds that have been refinanced, the proceeds of which have been invested in U.S. government or agency obligations and set aside to pay off the original issue at the first call date or maturity). See Fund Highlights for each Fund's and the Portfolio's security type breakdown. The Funds' and the Portfolio's investments include certain municipal securities that are insured by private insurers who guarantee the payment of principal and interest in the event of default. At June 30, 1996, investments in these securities for Intermediate Municipals Fund and Managed Municipals Fund represented 51.0 and 19.5 percent of the portfolio, respectively. The SR&F Municipal Money Market Portfolio's investments include certain short-term securities that are backed by bank letters of credit used to provide liquidity to the issuer and/or additional security in the event of default by the issuer. At June 30, 1996, 53.1 percent of the Portfolio was backed by bank letters of credit. See each Fund's or the Portfolio's schedule of investments for additional information on portfolio composition and Fund Highlights for each Fund's portfolio quality (unaudited). Stein Roe Municipal Money Market Fund invests all of its investable assets in the Portfolio.

NOTE 4. TRUSTEES' FEES AND TRANSACTIONS WITH AFFILIATES
The Funds and the Portfolio pay a monthly management fee to Stein Roe & Farnham Incorporated (the "Adviser"), an indirect, majority-owned subsidiary of Liberty Mutual Insurance Company, for its services as investment adviser and manager. Prior to the commencement of operations of the Portfolio (September 28, 1995), the Municipal Money Market Fund paid a management fee to the adviser of .50 of 1 percent of average daily net assets. Upon commencement of the Portfolio operations, the investment advisory agreement was replaced with separate management and adminstrative agreements in which the management fee for the Portfolio is computed at an annual rate of .25 of 1 percent of average daily net assets, and the administrative fee for the Fund is computed at an annual rate of .25 of 1 percent of average daily net assets up to $500 million, .20 of 1 percent of average daily net assets for the next $500 million and .15 of 1 percent thereafter. The management fee for the Inter-mediate Municipals Fund and High-Yield Municipals Fund are computed at an annual rate of .60 of 1 percent of the first $100 million of average daily net assets, .55 of 1 percent of the next $100 million, and .50 of 1 percent thereafter. For Managed Municipals Fund, the management fee is computed at an annual rate of .60 of 1 percent of the first $100 million of average daily net assets, .55 of 1 percent of the next $100 million, .50 of 1 percent of the next $800 million, and .45 of 1 percent thereafter.

   Effective July 1, 1996, as a result of shareholder vote, the Funds' investment advisory agreements were replaced by separate administrative and management agreements. The administrative fee for the Intermediate Municipals Fund and High-Yield Municipals Fund will be .15 of 1 percent of the first $100 million of average daily net assets, .125 of 1 percent of the next $100 million, and .10 of 1 percent thereafter. The administrative fee for the Managed Municipals Fund will be .15 of 1 percent of the first $100 million of average daily net assets, .125 of 1 percent of the next $100 million, .10 of 1 percent of the next $800 million, and .075 of 1 percent thereafter. The management fee for the Intermediate Municipals Fund and the High-Yield Municipals Fund will be .45 of 1 percent of the first $100 million of average daily net assets, .425 of 1 percent of the next $100 million, and .40 of 1 percent thereafter. The management fee for the Managed Municipals Fund will be
 .45 of 1 percent of the first $100 million of average daily net assets, .425 of 1 percent of the next $100 million, .40 of 1 percent of the next $800 million, and .375 thereafter. There is no increase in the aggregate fees paid to the Adviser due to these changes.
   The investment advisory agreements of the Intermediate Municipals, Managed Municipals and High-Yield Municipals Funds and the administration agreement for the Municipal Money Market Fund provide that the Adviser will reimburse each of the Funds to the extent that their annual expenses, excluding certain expenses, exceed the applicable limits prescribed by any state in which the Funds' shares are offered for sale. In addition, the Adviser has agreed to reimburse Municipal Money Market Fund and Intermediate Municipals Fund for expenses in excess of .70 of 1 percent of average daily net assets. These expense limitations expire October 31, 1997, subject to earlier termination by the Adviser on 30 days' notice.
   The transfer agent fees of the Funds are paid to SteinRoe Services, Inc.
(SSI), an indirect, majority-owned subsidiary of Liberty Mutual Insurance Company. Effective July 3, 1996, SSI entered into an agreement with Colonial Investors Service Center, Inc., an indirect, majority-owned subsidiary of Liberty Mutual Insurance Company to act as sub-transfer agent for the Funds.
   The Adviser also provides certain accounting services. For the year ended June 30, 1996, the Municipal Money Market Fund, Intermediate Municipals Fund, Managed Municipals Fund, High-Yield Municipals Fund and the Portfolio incurred charges of $27, $29, $40, $31 and $21, respectively, for these services.
   Certain officers and trustees of the Trust are also officers of the Adviser. The compensation of trustees not affiliated with the Adviser for Municipal Money Market Fund, Intermediate Municipals Fund, Managed Municipals Fund, High-Yield Municipals, and the Portfolio for the year ended June 30, 1996, was $22, $22, $36, $29 and $6, respectively. No remuneration was paid to any other trustee or officer of the Trust.

NOTE 5. SHORT-TERM DEBT
To facilitate portfolio liquidity, the Funds and Portfolio maintain borrowing arrangements under which they can borrow against portfolio securities. There were no borrowings for any of the Funds or the Portfolio during the year ended June 30, 1996.

NOTE 6. INVESTMENT TRANSACTIONS
The aggregate cost of purchases and proceeds from sales or maturities of securities, excluding short-term obligations, for the year ended June 30, 1996, were as follows:

FUND                                       PURCHASES          SALES
Intermediate Municipals Fund..............  $136,459       $141,707
Managed Municipals Fund...................   243,275        286,004
High-Yield Municipals Fund................    90,464         91,597
   At June 30, 1996, the cost of investments for financial reporting purposes and for federal income tax purposes were equal. Unrealized appreciation and depreciation of investments on a tax basis were as follows:

                                                                     NET
                                   APPRECIATION   DEPRECIATION   APPRECIATION
Intermediate Municipals Fund.....    $ 6,855        $  240         $ 6,615
Managed Municipals Fund..........     31,509         1,779          29,730
High-Yield Municipals Fund.......     11,605         8,724           2,881

Financial Highlights
Municipal Money Market Fund

Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                                                                                      SIX
                                                                                                                   MONTHS
                                                                                          YEARS ENDED               ENDED
                                                                                          DECEMBER 31,           JUNE 30,
                                                                                         1986          1987          1988
Net Asset Value, Beginning of Period ............................................... $  1.000      $  1.000      $  1.000
                                                                                     --------      --------      --------
         Net investment income .....................................................     .041          .040          .021
         Distributions from net investment income ..................................    (.041)        (.040)        (.021)
                                                                                     --------      --------      --------
Net Asset Value, End of Period ..................................................... $  1.000      $  1.000      $  1.000
                                                                                     ========      ========      ========
Ratio of net expenses to average net assets (a) ....................................    0.60%         0.69%         0.67%*
Ratio of net investment income to average net assets (b) ...........................    4.05%         4.08%         4.25%*
Total return (b) ...................................................................    4.22%         4.11%         4.29%*
Net assets, end of period (000s) ................................................... $251,465      $306,971      $294,116

                                                                                                    YEARS ENDED JUNE 30,
                                                                                1989         1990         1991         1992
Net Asset Value, Beginning of Period ........................................ $  1.000     $  1.000     $  1.000      $  1.000
                                                                              --------     --------     --------      --------
         Net investment income ..............................................     .056         .054         .046          .032
         Distributions from net investment income ...........................    (.056)       (.054)       (.046)        (.032)
                                                                              --------     --------     --------      --------
Net Asset Value, End of Period .............................................. $  1.000     $  1.000     $  1.000      $  1.000
                                                                              ========     ========     ========      ========
Ratio of net expenses to average net assets (a) .............................    0.67%        0.67%        0.68%         0.70%
Ratio of net investment income to average net assets (b) ....................    5.57%        5.40%        4.66%         3.19%
Total return (b) ............................................................    5.74%        5.52%        4.74%         3.25%
Net assets, end of period (000s) ............................................ $254,261     $255,953     $237,403      $199,037

                                                                                                    YEARS ENDED JUNE 30,
                                                                                 1993        1994          1995          1996
Net Asset Value, Beginning of Period ......................................   $  1.000     $  1.000     $  1.000      $  1.000
                                                                              --------     --------     --------      --------
         Net investment income ............................................       .020         .019         .030         0.031
         Distributions from net investment income .........................      (.020)       (.019)       (.030)       (0.031)
                                                                              --------     --------     --------      --------
Net Asset Value, End of Period ............................................   $  1.000     $  1.000     $  1.000      $  1.000
                                                                              ========     ========     ========      ========
Ratio of net expenses to average net assets (a) ...........................      0.70%        0.70%        0.70%         0.70%
Ratio of net investment income to average net assets (b) ..................      1.96%        1.88%        2.96%         3.09%
Total return (b) ..........................................................      1.97%        1.90%        3.02%         3.13%
Net assets, end of period (000s) ..........................................   $195,887     $165,820     $146,704      $120,432

*Annualized
(a) If the Fund had paid all of its expenses and there had been no reimbursement by the investment adviser, this ratio would have been 0.72, 0.70, 0.78 and 0.84 percent for the years ended December 31, 1985 and 1986, and June 30, 1995 and June 30, 1996, respectively.
(b) Computed giving effect to investment adviser's expense limitation undertaking.

SR&F Municipal Money Market Portfolio
                                                              PERIOD
                                                              ENDED
                                                              JUNE 30,
                                                              1996 (a)
Ratios to Average Net Assets
Ratio of net investment income to average net assets........  3.50%*
Ratio of net expenses to average net assets.................  0.30%*

*Annualized
(a) The Portfolio commenced operations on September 28, 1995.

Financial Highlights Continued
Intermediate Municipals Fund

Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                                                                                         SIX
                                                                                                                      MONTHS
                                                                                        YEARS ENDED                    ENDED
                                                                                        DECEMBER 31,                JUNE 30,
                                                                                    1986              1987              1988
Net Asset Value, Beginning of Period ...................................     $     10.14        $    10.76        $    10.37
                                                                             -----------        ----------        ----------
Income From Investment Operations
         Net investment income .........................................              58               .57               .29
         Net realized and unrealized gains (losses) on investments .....             .62              (.38)              .06
                                                                             -----------        ----------        ----------
           Total from investment operations ............................            1.20               .19               .35
Distributions
         Net investment income .........................................            (.58)             (.57)             (.29)
         Net realized gains ............................................         --                   (.01)          --
         In excess of realized gains ...................................         --                --                --
                                                                             -----------        ----------        ----------
           Total distributions .........................................            (.58)             (.58)             (.29)
                                                                             -----------        ----------        ----------
Net Asset Value, End of Period .........................................     $     10.76     $       10.37        $    10.43
                                                                             ===========        ==========        ==========
Ratio of net expenses to average net assets (a) ........................            0.80%             0.80%             0.80%*
Ratio of net investment income to average net assets (b) ...............            5.45%             5.47%             5.66%*
Portfolio turnover rate ................................................              10%               49%               22%**
Total return (b) .......................................................           12.09%             1.93%             3.45%**
Net assets, end of period (000s) .......................................     $   104,750        $   96,143        $   97,308

                                                                                        YEARS ENDED JUNE 30,
                                                                         1989           1990           1991            1992
Net Asset Value, Beginning of Period ...............................  $    10.43     $    10.50     $     10.54     $     10.73
                                                                      ----------     ----------     -----------     -----------
Income From Investment Operations
         Net investment income .....................................         .62            .63             .62             .57
         Net realized and unrealized gains (losses) on investments .         .07            .07             .22             .50
                                                                      ----------     ----------     -----------     -----------
           Total from investment operations ........................         .69            .70             .84            1.07
Distributions
         Net investment income .....................................        (.62)          (.63)           (.62)           (.57)
         Net realized gains ........................................     --                (.03)           (.03)           (.17)
         In excess of realized gains ...............................     --             --              --              --
                                                                      ----------     ----------     -----------     -----------
           Total distributions .....................................        (.62)          (.66)           (.65)           (.74)
                                                                      ----------     ----------     -----------     -----------
Net Asset Value, End of Period .....................................  $    10.50     $    10.54     $     10.73     $     11.06
                                                                      ==========     ==========     ===========     ===========
Ratio of net expenses to average net assets (a) ....................        0.80%          0.80%           0.80%           0.79%
Ratio of net investment income to average net assets (b) ...........        5.96%          5.96%           5.79%           5.23%
Portfolio turnover rate ............................................          83%           141%             96%            109%
Total return (b) ...................................................        6.85%          6.85%           8.18%          10.31%
Net assets, end of period (000s) ...................................  $   91,304     $   98,918     $   118,651     $   165,401
                                                                                          YEARS ENDED JUNE 30,
                                                                              1993           1994            1995            1996
Net Asset Value, Beginning of Period ...............................   $     11.06    $     11.57     $     11.00     $     11.16
                                                                       -----------    -----------     -----------     -----------
Income From Investment Operations
         Net investment income .....................................           .54            .53             .53             .55
         Net realized and unrealized gains (losses) on investments .           .63           (.39)            .16             .06
                                                                       -----------    -----------     -----------     -----------
           Total from investment operations ........................          1.17            .14             .69             .61
Distributions
         Net investment income .....................................          (.54)          (.53)           (.53)           (.55)
         Net realized gains ........................................          (.12)          (.17)        --              --
         In excess of realized gains ...............................       --                (.01)        --              --
                                                                       -----------    -----------     -----------     -----------
           Total distributions .....................................          (.66)          (.71)           (.53)           (.55)
                                                                       -----------    -----------     -----------     -----------
Net Asset Value, End of Period .....................................   $     11.57    $     11.00     $     11.16     $     11.22
                                                                       ===========    ===========     ===========     ===========
Ratio of net expenses to average net assets (a) ....................          0.72%          0.71%           0.74%           0.70%
Ratio of net investment income to average net assets (b) ...........          4.79%          4.63%           4.94%           4.82%
Portfolio turnover rate ............................................            96%            55%             67%             66%
Total return (b) ...................................................         10.92%          1.16%           6.59%           5.47%
Net assets, end of period (000s) ...................................   $   245,441    $   238,053     $   212,489     $   204,726

* Annualized
** Not annualized
(a) If the Fund had paid all of its expenses and there had been no reimbursement by the investment adviser in connection with the expense limitation which expired October 31, 1993, this ratio would have been 0.94 and
0.83 percent for the years ended December 31, 1986 and 1987, respectively,
0.87 percent for the six months ended June 30, 1988, 0.82, 0.81 and 0.81 percent for the years ended June 30, 1989 through 1991, respectively. For the expense limitation effective May 1, 1995, this ratio would have been 0.76 and
0.81 percent for the years ended June 30, 1995 and 1996, respectively.
(b) Computed giving effect to investment adviser's expense limitation undertaking.

Financial Highlights Continued
Managed Municipals Fund

Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                                                                                      SIX
                                                                                                                   MONTHS
                                                                                 YEARS ENDED                        ENDED
                                                                                 DECEMBER 31,                    JUNE 30,
                                                                               1986               1987               1988
Net Asset Value, Beginning of Period .................................. $      8.93        $      9.22        $      8.50
                                                                        -----------        -----------        -----------
Income From Investment Operations
         Net investment income ........................................         .67                .61                .30
         Net realized and unrealized gains (losses) on investments ....        1.21               (.59)               .11
                                                                        -----------        -----------        -----------
           Total from investment operations ...........................        1.88                .02                .41
Distributions
         Net investment income ........................................        (.67)              (.61)              (.30)
         Net realized gains ...........................................        (.92)              (.13)           --
         In excess of realized gains ..................................     --                 --                 --
                                                                        -----------        -----------        -----------
           Total distributions ........................................       (1.59)              (.74)              (.30)
                                                                        -----------        -----------        -----------
Net Asset Value, End of Period ........................................ $      9.22        $      8.50        $      8.61
                                                                        ===========        ===========        ===========
Ratio of net expenses to average net assets (a) .......................        0.65%              0.65%              0.65%*
Ratio of net investment income to average net assets (b) ..............        7.04%              6.99%              7.03%*
Portfolio turnover rate ...............................................          92%               113%                28%**
Total return ..........................................................       21.70%              0.39%              4.90%**
Net assets, end of period (000s) ...................................... $   523,947        $   458,170        $   467,595

                                                                                          YEARS ENDED JUNE 30,
                                                                              1989           1990           1991          1992
Net Asset Value, Beginning of Period ...............................   $      8.61    $      9.02    $      8.71  $      8.85
                                                                       -----------    -----------    -----------  -----------
Income From Investment Operations
         Net investment income .....................................           .61            .59            .56          .55
         Net realized and unrealized gains (losses) on investments .           .44           (.06)           .19          .46
                                                                       -----------    -----------    -----------  -----------
           Total from investment operations ........................          1.05            .53            .75         1.01
Distributions
         Net investment income .....................................          (.61)          (.59)          (.56)        (.55)
         Net realized gains ........................................          (.03)          (.25)          (.05)        (.20)
         In excess of realized gains ...............................          --             --             --           --
                                                                       -----------    -----------    -----------  -----------
           Total distributions .....................................          (.64)          (.84)          (.61)        (.75)
                                                                       -----------    -----------    -----------  -----------
Net Asset Value, End of Period .....................................   $      9.02    $      8.71    $      8.85  $      9.11
                                                                       ===========    ===========    ===========  ===========
Ratio of net expenses to average net assets (a) ....................          0.65%          0.66%          0.66%        0.64%
Ratio of net investment income to average net assets (b) ...........          7.00%          6.66%          6.39%        6.17%
Portfolio turnover rate ............................................           102%            95%           203%          94%
Total return .......................................................         12.69%          6.15%          8.92%       11.95%
Net assets, end of period (000s) ...................................   $   514,898    $   584,081    $   655,930  $   725,472

                                                                                          YEARS ENDED JUNE 30,
                                                                              1993           1994            1995            1996
         Net Asset Value, Beginning of Period ......................   $      9.11    $      9.38     $      8.70     $      8.79
                                                                       -----------    -----------     -----------     -----------
Income From Investment Operations
         Net investment income .....................................           .52            .50             .51             .48
         Net realized and unrealized gains (losses) on investments .           .42           (.51)            .09             .06
                                                                       -----------    -----------     -----------     -----------
           Total from investment operations ........................           .94           (.01)            .60             .54
Distributions
         Net investment income .....................................          (.52)          (.50)           (.51)           (.48)
         Net realized gains ........................................          (.15)          (.11)        --              --
         In excess of realized gains ...............................       --                (.06)        --              --
                                                                       -----------    -----------     -----------     -----------
           Total distributions .....................................          (.67)          (.67)           (.51)           (.48)
                                                                       -----------    -----------     -----------     -----------
Net Asset Value, End of Period .....................................   $      9.38    $      8.70     $      8.79     $      8.85
                                                                       ===========    ===========     ===========     ===========
Ratio of net expenses to average net assets (a) ....................          0.64%          0.65%           0.65%           0.72%
Ratio of net investment income to average net assets (b) ...........          5.65%          5.45%           5.85%           5.41%
Portfolio turnover rate ............................................            63%            36%             33%             40%
Total return .......................................................         10.79%         (0.29%)          7.12%           6.24%
Net assets, end of period (000s) ...................................   $   776,694    $   687,252     $   629,730     $   606,359

* Annualized
** Not annualized

Financial Highlights Continued
High-Yield Municipals Fund

Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                                                                                          SIX
                                                                                                                       MONTHS
                                                                                           YEARS ENDED                  ENDED
                                                                                           DECEMBER 31,              JUNE 30,
                                                                                     1986              1987              1988
Net Asset Value, Beginning of Period ......................................   $     11.10       $     12.06       $     11.06
                                                                              -----------       -----------       -----------
Income From Investment Operations
          Net investment income ...........................................           .90               .87               .44
          Net realized and unrealized gains (losses) on investments .......          1.11              (.89)              .31
                                                                              -----------       -----------       -----------
            Total from investment operations ..............................          2.01              (.02)              .75
Distributions
          Net investment income ...........................................          (.90)             (.87)             (.44)
          Net realized gains ..............................................          (.15)             (.11)          --
          In excess of realized gains .....................................          --                --                --
                                                                              -----------       -----------       -----------
            Total distributions ...........................................         (1.05)             (.98)             (.44)
                                                                              -----------       -----------       -----------
Net Asset Value, End of Period ............................................   $     12.06       $     11.06       $     11.37
                                                                              ===========       ===========       ===========
Ratio of net expenses to average net assets (a) ...........................          0.76%             0.73%             0.76%*
Ratio of net investment income to average net assets (b) ..................          7.77%             8.20%             7.87%*
Portfolio turnover rate ...................................................            34%              110%               53%**
Total return ..............................................................         18.64%            (0.16%)            6.89%**
Net assets, end of period (000s) ..........................................   $   225,883       $   181,600       $   201,274

                                                                                           YEARS ENDED JUNE 30,
                                                                              1989           1990            1991            1992
Net Asset Value, Beginning of Period ...............................   $     11.37    $     11.97     $     11.78     $     11.79
                                                                       -----------    -----------     -----------     -----------
Income From Investment Operations
          Net investment income ....................................           .88            .85             .82             .80
          Net realized and unrealized gains (losses) on investments            .63            .02             .17             .22
                                                                       -----------    -----------     -----------     -----------
            Total from investment operations .......................          1.51            .87             .99            1.02
Distributions
          Net investment income ....................................          (.88)          (.85)           (.82)           (.80)
          Net realized gains .......................................          (.03)          (.21)           (.16)           (.18)
          In excess of realized gains ..............................       --             --              --              --
                                                                       -----------    -----------     -----------     -----------
            Total distributions ....................................          (.91)         (1.06)           (.98)           (.98)
                                                                       -----------    -----------     -----------     -----------
Net Asset Value, End of Period .....................................   $     11.97    $     11.78     $     11.79     $     11.83
                                                                       ===========    ===========     ===========     ===========
Ratio of net expenses to average net assets (a) ....................          0.73%          0.71%           0.71%           0.69%
Ratio of net investment income to average net assets (b) ...........          7.54%          7.22%           7.00%           6.75%
Portfolio turnover rate ............................................           208%           261%            195%             88%
Total return .......................................................         13.79%          7.59%           8.79%           9.01%
Net assets, end of period (000s) ...................................   $   277,620    $   310,582     $   373,948     $   410,613

                                                                                           YEARS ENDED JUNE 30,
                                                                              1993            1994            1995            1996
Net Asset Value, Beginning of Period ...............................   $     11.83     $     11.84     $     11.06     $     11.31
                                                                       -----------     -----------     -----------     -----------
Income From Investment Operations
          Net investment income ....................................           .71             .67             .66             .67
          Net realized and unrealized gains (losses) on investments            .18            (.54)            .25             .09
                                                                       -----------     -----------     -----------     -----------
            Total from investment operations .......................           .89             .13             .91             .76
Distributions
          Net investment income ....................................          (.71)           (.67)           (.66)           (.67)
          Net realized gains .......................................          (.17)           (.17)        --              --
          In excess of realized gains ..............................       --                 (.07)        --              --
                                                                       -----------     -----------     -----------     -----------
            Total distributions ....................................          (.88)           (.91)           (.66)           (.67)
                                                                       -----------     -----------     -----------     -----------
Net Asset Value, End of Period .....................................   $     11.84     $     11.06     $     11.31     $     11.40
                                                                       ===========     ===========     ===========     ===========
Ratio of net expenses to average net assets (a) ....................          0.73%           0.76%           0.86%           0.85%
Ratio of net investment income to average net assets (b) ...........          6.04%           5.76%           5.98%           5.86%
Portfolio turnover rate ............................................            75%             36%             23%             34%
Total return .......................................................          7.88%           0.95%           8.54%           6.83%
Net assets, end of period (000s) ...................................   $   359,103     $   308,181     $   281,155     $   282,956

* Annualized
** Not annualized
(a) If the Fund had paid all of its expenses and there had been no reimbursement of expenses by the investment adviser in connection with the expense limitation which expired December 31, 1986, this ratio would have been
0.81 percent for the year ended December 31, 1985.
(b) Computed giving effect to investment adviser's expense limitation undertaking.

Report of Independent Auditors

To the Shareholders and Board of Trustees of the Stein Roe Municipal Trust and SR&F Base Trust

Stein Roe Municipal Money Market Fund
Stein Roe Intermediate Municipals Fund
Stein Roe Managed Municipals Fund
Stein Roe High-Yield Municipals Fund
SR&F Municipal Money Market Portfolio

We have audited the accompanying balance sheets, including the schedules of investments, of Stein Roe Municipal Money Market Fund, Stein Roe Intermediate Municipals Fund, Stein Roe Managed Municipals Fund, Stein Roe High-Yield Municipals Fund, and SR&F Municipal Money Market Portfolio as of June 30, 1996, and the related statements of operations for the period then ended and changes in net assets for each of the two years in the period then ended (except for SR&F Municipal Money Market Portfolio, as to which the period is from September 28, 1995 to June 30, 1996), and the financial highlights for the periods indicated thereon. These financial statements and financial highlights are the responsibility of the Funds' and Portfolio's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1996, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of Stein Roe Municipal Money Market Fund, Stein Roe Intermediate Municipals, Stein Roe Managed Municipals, Stein Roe High-Yield Municipals, and SR&F Municipal Money Market Portfolio at June 30, 1996, and the results of their operations, the changes in their net assets, and their financial highlights for the periods referred to above, in conformity with generally accepted accounting principals.

Ernst & Young LLP

Chicago, Illinois
August 8, 1996

Funds for Every Investment Objective

The Stein Roe family of 100 percent no-load mutual funds offers a variety of funds so you can select the right fund, or combination of funds, to meet your investment objec tives. Call us at 800-338-2550 for a prospectus and more complete information on any of the funds, including management fees and expenses. Please read the pro spectus carefully before you invest or send money.

MONEY MARKET FUNDS
Money market funds seek to provide income while preserving principal and maintaining liquidity. These funds offer free check writing.
  o Government Reserves Fund -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies and instrumentalities.*
  o Cash Reserves Fund -- Invests in high-quality, short-term money market securities such as certificates of deposit, banker's acceptances and commercial paper.*

BOND FUNDS
Bond funds seek high current income by investing pri marily in fixed income securities.
  o Limited Maturity Income Fund -- Invests primarily in U.S. government and other high-quality debt securities. The dollar -weighted average effective maturity will not exceed three years.
  o Government Income Fund -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies.*
  o Intermediate Bond Fund-- Invests primarily in marketable debt securities with an average life of three to 10 years.
  o Income Fund -- Pursues a higher level of current income by investing primarily in medium- and lower-quality bonds.

TAX-EXEMPT FUNDS
These funds help investors keep more of their earnings by investing in instruments that earn income free from federal income tax. Income may be subject to federal alternative minimum tax and state and local taxes; capital gains are subject to state, local and federal taxes.
  o Municipal Money Market Fund -- Seeks to provide the liquidity and stability of a money market fund plus current tax-free income. Free check writing available.*

*Money market mutual funds strive to maintain a $1 per share net asset value, but there is no assurance that the fund will be able to maintain a stable net asset value. The net asset value of a fund that invests in securities issued or guaranteed by the U.S. government is not guaranteed.

  o Intermediate Municipals Fund -- Seeks high current yield through investments primarily in the three highest grades of intermediate-term municipal securities.
  o Managed Municipals Fund -- Pursues high tax-free income by investing in a quality-conscious portfolio of long-term municipal bonds.
  o High-Yield Municipals Fund -- Seeks a higher level of tax-free income from long-term municipal securities, primarily of medium or lower quality.

GROWTH AND INCOME FUNDS
These funds seek to provide a conservative investment that is well positioned for long-term growth and current income. Each fund's approach is designed to limit the effects of market volatility.
  o Balanced Fund +-- Seeks long-term growth of capital and current income consistent with reasonable investment risk by investing in equities, debt securities and cash equivalents.
  o Growth & Income Fund -- Pursues income and long-term capital growth by investing primarily in large, well-established companies.

GROWTH FUNDS
Growth funds offer long-term capital appreciation potential by investing primarily in various types of stocks.
  o Growth Stock Fund -- Pursues long-term capital appreciation from stocks with strong growth potential.
  o Special Fund -- Invests in securities believed to have limited downside risk relative to their potential for above-average growth, including securities of undervalued, under followed or out-of-favor companies.
  o Special Venture Fund -- Seeks capital appreciation through equity securities of entre preneurially managed companies.
  o Young Investor Fund -- Invests in securities of companies that affect the lives of children or teenagers.
  o Capital Opportunities Fund -- Takes a long-term approach to emerging growth by selecting quality companies with the potential to generate high levels of earnings growth over a three- to five-year period.
  o International Fund -- Invests in a diversified portfolio of foreign securities.

+Formerly Total Return Fund; name and investment objective change effective April 17, 1996.

To Contact Us. . .

BY PHONE 800-338-2550
You can discuss your investment questions with a Stein Roe account representative by calling us toll free. We'll be happy to answer questions about your current account, or to provide you with information about opening a Stein Roe account, including Stein Roe IRAs. We're available seven days a week, from 7 a.m. to 8 p.m. weekdays and from 8 a.m. to 5 p.m. Saturday and Sunday (central time).

STEIN ROE'S FUNDS-ON-CALL(R)
24-HOUR SERVICE LINE
Using a touch-tone phone, call our toll-free number, day or night, for your current account balance, the latest Stein Roe prices and yields, and other information. In addition, if you have a Personal Identification Number (PIN), you may place orders for the following transactions 24 hours a day:

o Exchange shares between your Stein Roe accounts;
o Purchase shares by electronic transfer;
o Order additional account statements and money market fund checks;
o Redeem shares by check, wire or electronic transfer.

RETIREMENT PLAN ACCOUNTS
Call us for information about how we can assist you with your defined contribution plan, including 401(k) plans. You can reach us toll free at 800-322-1130.
  For information on IRA plans, call us toll free at 800-338-2550.

BY MAIL
If you prefer to contact us by mail, please address all correspondence to:
P.O. Box 804058, Chicago, IL 60680. You also may visit our Internet site -- www.steinroe.com -- to contact us by e-mail.

IN PERSON
If you are in the Chicago area, please visit our Investor Center located in downtown Chicago at One South Wacker Drive, 32nd Floor. Our account representatives can answer questions about your current Fund investments or provide you infor mation about any of the Stein Roe Funds and retirement plans. Stop by weekdays between 8 a.m. and 5:15 p.m.

This report must be preceded or accompanied by a prospectus.

Municipal Trust

TRUSTEES
Timothy K. Armour
President, Mutual Fund Division and
Director, Stein Roe & Farnham Incorporated
Kenneth L. Block
Chairman Emeritus, A.T. Kearney, Inc.
William W. Boyd
Chairman and Director, Sterling Plumbing
Group Inc.
Lindsay Cook
Senior Vice President, Liberty Financial
Companies, Inc.
Douglas A. Hacker
Senior Vice President and Chief Financial Officer, United Airlines Francis W. Morley
Chairman, Employer Plan Administrators
and Consultants Co.
Charles R. Nelson
Van Voorhis Professor of Political Economy, University of Washington Thomas C. Theobald
Managing Partner, William Blair Capital Partners
Gordon R. Worley
Private investor

OFFICERS
Timothy K. Armour, President
Jilaine H. Bauer, Executive Vice President,
  Secretary
N. Bruce Callow, Executive Vice President
Hans P. Ziegler, Executive Vice President
Gary A. Anetsberger, Senior Vice President,
  Chief Financial Officer
Ann H. Benjamin, Vice President
Thomas W. Butch, Vice President
Philip J. Crosley, Vice President
Philip D. Hausken, Vice President
Michael T. Kennedy, Vice President
Steven P. Luetger, Vice President
Lynn C. Maddox, Vice President
Anne E. Marcel, Vice President
Jane M. Naeseth, Vice President
Nicolette D. Parrish, Vice President,
  Assistant Secretary
Cynthia A. Prah, Vice President
Thomas P. Sorbo, Vice President
Sharon R. Robertson, Controller
Margaret O. Zwick, Treasurer
Janet B. Rysz, Assistant Secretary

AGENTS AND ADVISERS
Stein Roe & Farnham Incorporated
Investment Adviser
State Street Bank and Trust Company
Custodian
SteinRoe Services Inc.
Transfer Agent
Bell, Boyd & Lloyd
Legal Counsel to the Trust
Ernst & Young LLP
Independent Auditors

Logo: Stein Roe
Stein Roe Mutual Funds
Building Wealth for Generations (sm)

THE STEIN ROE FUNDS
Stein Roe Government Reserves Fund
Stein Roe Cash Reserves Fund
Stein Roe Limited Maturity Income Fund
Stein Roe Government Income Fund
Stein Roe Intermediate Bond Fund
Stein Roe Income Fund
Stein Roe Municipal Money Market Fund
Stein Roe Intermediate Municipals Fund
Stein Roe Managed Municipals Fund
Stein Roe High-Yield Municipals Fund
Stein Roe Balanced Fund
Stein Roe Growth & Income Fund
Stein Roe Growth Stock Fund
Stein Roe Young Investor Fund
Stein Roe Special Fund
Stein Roe Special Venture Fund
Stein Roe Capital Opportunities Fund
Stein Roe International Fund

                                P.O. Box 8900
                       Boston, Massachusetts 02205-8900
                                 800-338-2550
         In Chicago, visit our Fund Center at One South Wacker Drive
                 Liberty Securities Corporation, Distributor
                              Member SIPC. 7/96

                                                                         TE11A